                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-84083
PROSPECTUS

                                2,300,000 Shares

                           [THREE-FIVE SYSTEMS LOGO]

                                  Common Stock

                            ------------------------

     We are offering 2,000,113 shares of common stock, and a current stockholder is offering 299,887 shares of common stock. We will not receive any of the proceeds from the shares sold by the selling stockholder.

     Our common stock is traded on the New York Stock Exchange under the symbol "TFS." On September 27, 1999, the last reported sales price on the New York Stock Exchange was $19.625 per share.

                            ------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                            ------------------------

------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
                                                              PER SHARE          TOTAL
------------------------------------------------------------------------------------------
Public Price................................................  $ 19.375        $ 44,562,500
Underwriting Discounts......................................  $   1.08        $  2,484,000
Proceeds, before expenses, to Three-Five....................  $ 18.295        $ 36,592,067
Proceeds to Selling Stockholder.............................  $ 18.295        $  5,486,433
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

     The underwriters may also purchase up to an additional 345,000 shares from us at the public offering price, less the underwriting discounts, within 30 days from the date of this prospectus, to cover any over-allotments.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                            ------------------------

Needham & Company, Inc.
                                       ING Barings
                                                             J.C. Bradford & Co.

               The date of this prospectus is September 27, 1999

Inside front cover

Upper-left: Picture of a woman using a cellular phone


Top: (Heading) Technology, Design and Flexible, High-Volume Manufacturing To Serve Today's Growing LCD Markets


Text beneath top heading: "We have over ten years of LCD design and manufacturing experience. We provide display design services and LCD manufacturing or the design, manufacturing, and integration of complete, custom LCD display module systems. Three-Five partners with each customer to add value at each step of the process, with fast, flexible, worldwide capability to meet any OEM demand."


Middle: Diagram describing the mechanics of an LCD display


Text beneath LCD diagram: "Custom liquid crystal displays for cellular communications and other established markets."

Text in center: "Our advanced research and technology center in Arizona, supported by our core LCD business, is the cornerstone of ongoing LCD enhancements and an incubator for commercializing innovative display technologies of tomorrow."

Bottom: (Heading) Innovation To Meet The Demands of Tomorrow's Dynamic Markets:
Microdisplays


Text in bottom-left margin: Market-driven proprietary technologies, including LCoS microdisplays, and LCiD and LCaD LCDs, are based on Three-Five's core competencies in design and manufacturing. Microdisplays are tiny LCDs with high resolution that are magnified for individual or group viewing. Our LCoS microdisplays are being assessed by major OEM customers for applications including audio-visual projectors, HDTV screens, computer monitors, and virtual, full-page displays for use in cellular phones and other communications products."


Bottom-middle: Diagram describing the mechanics of Liquid Crystal on Silicon
(LCoS) microdisplays

Text beneath LCoS diagram: "Liquid Crystal on Silicon (LCoS) is a technology that merges the high-density resolution of silicon integrated circuits with liquid crystal displays. LCoS combines the benefits of high performance, low cost, and low power consumption."

Bottom-right: Picture of a woman using an LCoS microdisplay

Inside Gatefold of Page 2

Upper-left: (Heading) Evolutionary Display Technologies


Middle: Arranged under the heading, "LCD Modules customized for today's growing markets" are pictures of different products in which our display technology has been incorporated. The pictures have captions superimposed on them with text above the captions and pictures.



Left margin: (Caption) LCD Display with LED Lamp; above the caption is text that reads, "Since our beginning in the mid-1980s, Three-Five has offered customers a variety of information display solutions. These solutions include LCDs integrated with LED devices and other components. Soon after our inception, we began to drive the evolution of our display capabilities away from standard LED products and into custom LCDs."


Left-middle: (Caption) LCD - Liquid Crystal Display; above the caption is text that reads, "LCDs are today's predominant flat panel display technology. We produce TN, STN, FSTN, DSTN, and color and monochrome LCDs at our automated, high-volume manufacturing facility in Arizona, the largest of its kind in North America."

Middle: (Caption) "LCiD(TM) - Liquid Crystal intense Display; above the caption is text that reads, "Our LCiD(TM) was one of the first products developed by our highly experienced research and technology team in Arizona in 1997. This display resembles a brightly-colored LED, but offers customers the low power requirements of an LCD combined with sunlight readability and customized colors. We expect volume production in late 1999."


Right-middle: (Caption) LCaD(R) - Liquid Crystal active Drive; above the caption is text that reads, "Our LCaD(R) display is based on licensed, patented technology, further developed by our research and technology group and announced in late 1997. It is a passive matrix display with customized drive circuitry. Our LCaD(R) display provides multiple shades of gray and excellent optical performance. It is well-suited for applications that require texture and depth in the image, and is available at a lower cost than active matrix displays."



Right: Under the heading, "Microdisplays for newly emerging markets" is text that reads, "The most exciting technology yet to emerge from our research laboratories is the LCoS(TM) microdisplay. Our LCoS(TM) technology has the ability to deliver millions of pixels of information with clear resolution on a space about the size of a thumbnail. The applications for this low-cost technology are many and range from office projector systems to a variety of portable communications devices. The potential for LCoS(TM) rests in future products both in existing and emerging markets. Key future products are rear projection computer monitors, rear and front projection digital TV, and head-mounted displays for computers, games, and movies. Data viewers for wireless portable information devices such as cellular phones are believed to have the highest market potential. Other applications include head-mounted displays for flight, flight simulation, equipment maintenance, and medical." Under the text are pictures of devices incorporating LCoS(TM) technology with the caption "LCoS(TM) - Liquid Crystal on Silicon" superimposed on them.



Bottom-left: (Heading) Expanding Markets; beneath the heading are sub-headings with text. The sub-headings and text read, "Communications/Computing: mobile radios, pagers, global positioning systems, cellular phones, cordless phones, feature phones, remote controls, personal digital assistants; Office Automation: mail processing equipment, data storage devices, printers, multifunction peripherals, facsimile machines, photo-copiers, scanners, computer peripherals;
Industrial: temperature controllers, industrial ovens, portable controllers, vehicle instrumentation, gas pumps, scales, chart recorders; Medical: patient monitors/controls, digital assistants, diagnostic equipment, digital thermometers/glucometers/oximeters, infusion systems; Point of Sale: test & measurement, point-of-sale terminals, barcode scanners, transaction terminals, electronic shelf labeling; Consumer: white goods, brown goods, audio systems, video systems, home theater, radios; Projection: front projection - office projection and home theater; rear projection - computer monitors, high-definition televisions, projection televisions, display cubes; Portable: wireless convergence products, commercial/industrial wearable computers, and personal DVD viewers."

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully. All references to "we," "us," "our," "Three-Five," or "the Company" in this prospectus mean Three-Five Systems, Inc. and all entities owned or controlled by Three-Five Systems, Inc., except where it is clear that the term means only the parent company. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

                                  INTRODUCTION

     We design and manufacture display modules for use in the end products of original equipment manufacturers, or OEMs. We currently specialize in custom liquid crystal display, or LCD, components and technology. We collaborate closely with our customers in providing our design and manufacturing services. Our LCD modules are used in cellular telephones and other wireless communication devices as well as in office automation equipment, industrial controls, medical equipment, and instrumentation. In addition to our traditional LCD module business, we are pursuing the commercialization of our liquid crystal on silicon, or LCoS(TM), microdisplays following substantial research and development over the past two years. We market our services in North America, Europe, and Asia through a direct technical sales force. Motorola is our largest customer.

     We believe we are well positioned to expand our custom LCD display module business through securing new customers and increasing our business with existing customers. Our facilities, technology, and personnel enable us to design, develop, and manufacture, on a timely and cost-effective basis, a wide range of innovative, distinctive, and high-quality display modules that our customers require in their end products. Our Arizona headquarters includes the largest high-volume LCD manufacturing line in North America and a research and technology center dedicated to custom design engineering and development of advanced display technology. Our new manufacturing facility in Beijing, China, increases our capacity and complements our long-standing manufacturing facility in Manila, the Philippines. We utilize advanced, flexible manufacturing systems to accommodate low-volume module production runs in Arizona and high-volume, price-sensitive module production runs in Manila and Beijing. We operate our highly automated, high-volume LCD manufacturing line in Arizona to produce the majority of our LCDs. We believe our three manufacturing facilities provide us with a competitive advantage in meeting the custom LCD needs of our customers.

     Our technological capabilities closely coupled with our LCD manufacturing expertise have been essential to our ability to develop and commercialize new proprietary LCDs. Three of our new technologies include LCiD(TM) (Liquid Crystal intense Display), LCaD(R) (Liquid Crystal active Drive), and LCoS(TM) microdisplays. Our proprietary LCiD technology provides a color LCD display that can be read in sunlight while requiring less power and costing less than a comparable, traditional LED device. Applications include radar detectors, household appliances, and industrial control panels. Our proprietary LCaD technology provides LCD displays that feature both text and graphic images in up to 16 shades of gray at prices that are competitive with traditional LCDs that lack gray scale. Applications include multi-function telephones, global positioning systems, and point-of-sale terminals.

     We are also pursuing the commercialization of our LCoS microdisplay technology. This technology addresses market demands for high-information content, power-efficient displays with increased functionality and smaller sizes at relatively low costs. LCoS microdisplays are no larger than a thumbnail, but contain all of the information appearing on a high-resolution personal computer screen. The tiny image on an LCoS microdisplay can be projected onto a screen or other surface for individual or group viewing or used in a portable application and viewed through a magnifying device similar to a viewfinder. We are working with various international OEMs on LCoS microdisplay product offerings for a broad range of applications for anticipated introduction next year. Near-term applications include use in office projection equipment, high-definition televisions, and computer monitors. Longer-term applications include the use of

LCoS microdisplays to provide wireless access to the Internet through cellular telephones, pagers, and personal digital assistants, or PDAs, as well as in wearable computing equipment.

     Our strategy is to enhance our position as a major, worldwide supplier of custom designed and manufactured displays for application in various high-growth segments of the electronics industry. Key elements of our strategy include the following:

     - identify industries that have significant growth potential and target leading companies in those industries;

     - intensify our efforts to diversify our customer base;

     - establish strong and long-lasting customer relationships that enable us to become seamless extensions of our customers' design and manufacturing functions through understanding customer requirements, developing solutions to satisfy their needs, and maintaining close communications between our technical personnel and our customers' technical personnel;

     - combine domestic design and prototyping with low-cost, high-volume production capacity through the use of advanced computer-aided design software and advanced, efficient, and highly automated production processes;

     - incorporate statistical process control methods to ensure reliable product performance and to reduce production variances and waste;

     - emphasize continuous research and development efforts to implement new design and manufacturing techniques, to improve the speed, efficiency, and performance of our design and manufacturing services, and to enhance the quality, cost-effectiveness, and value of our services; and

     - emphasize the development of new display technologies to meet customers' continual requirements for higher information content and lower costs.

We believe our strategy has enabled us to provide our customers with displays that have competitive advantages in terms of size, cost, and product differentiation.

     We maintain our principal executive offices at 1600 North Desert Drive, Tempe, Arizona 85281, and our telephone number is (602) 389-8600. Our Web site is located at www.threefive.com. Information contained on our Web site does not constitute part of this prospectus.

                                  THE OFFERING

     Except as otherwise indicated, all information in this prospectus reflects a 2-for-1 stock split of the common stock effected as a dividend in May 1994 and assumes no exercise of the underwriters' over-allotment option.

Common stock offered by Three-Five...................  2,000,113 shares
Common stock offered by the selling stockholder......  299,887 shares
Common stock to be outstanding after this offering...  9,017,949 shares
Use of proceeds......................................  To repay the outstanding balance of $17.1 million on our credit facility, and to
                                                       provide additional working capital.
New York Stock Exchange symbol.......................  TFS

     The total number of shares outstanding after the offering excludes (a) 249,522 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 1999, with a weighted average exercise price of $12.00 per share, (b) 660,504 shares of common stock reserved for future issuance under our stock option plans, and (c) 70,000 shares issuable upon exercise of outstanding warrants, with an exercise price of $16.94 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                              SIX MONTHS ENDED
                                                       YEARS ENDED DECEMBER 31,                   JUNE 30,
                                            -----------------------------------------------   -----------------
                                             1994      1995      1996      1997      1998      1998      1999
                                            -------   -------   -------   -------   -------   -------   -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales.................................  $85,477   $91,585   $60,713   $84,642   $95,047   $41,161   $54,644
                                            -------   -------   -------   -------   -------   -------   -------
Costs and expenses:
     Cost of sales........................   59,409    70,481    58,321    64,760    76,149    30,782    45,294
     Selling, general, and
       administrative.....................    4,867     5,386     5,351     6,557     7,334     3,434     4,942
     Research and technology..............    1,270     2,396     4,065     5,106     7,159     3,593     3,829
                                            -------   -------   -------   -------   -------   -------   -------
                                             65,546    78,263    67,737    76,423    90,642    37,809    54,065
                                            -------   -------   -------   -------   -------   -------   -------
Operating income (loss)...................   19,931    13,322    (7,024)    8,219     4,405     3,352       579
Other income (expense), net...............      724       643       273       358       (42)      299      (399)
                                            -------   -------   -------   -------   -------   -------   -------
Income (loss) before provision for
  (benefit from) income taxes.............   20,655    13,965    (6,751)    8,577     4,363     3,651       180
Provision for (benefit from) income
  taxes...................................    8,109     5,548    (2,920)    3,334     1,773     1,533      (218)
                                            -------   -------   -------   -------   -------   -------   -------
Net income (loss).........................  $12,546   $ 8,417   $(3,831)  $ 5,243   $ 2,590   $ 2,118   $   398
                                            =======   =======   =======   =======   =======   =======   =======
Earnings (loss) per common share:
     Basic................................  $  1.88   $  1.09   $ (0.49)  $  0.67   $  0.34   $  0.27   $  0.06
                                            =======   =======   =======   =======   =======   =======   =======
     Diluted..............................  $  1.59   $  1.04   $ (0.49)  $  0.65   $  0.33   $  0.26   $  0.06
                                            =======   =======   =======   =======   =======   =======   =======
Weighted average number of common shares:
     Basic................................    6,666     7,716     7,768     7,854     7,639     7,913     7,015
                                            =======   =======   =======   =======   =======   =======   =======
     Diluted..............................    7,890     8,084     7,768     8,090     7,802     8,141     7,120
                                            =======   =======   =======   =======   =======   =======   =======

                                                                  JUNE 30, 1999
                                                              ---------------------
                                                                            AS
                                                              ACTUAL    ADJUSTED(1)
                                                              -------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Working capital.............................................  $21,972    $ 51,570
Total assets................................................   89,583     112,720
Notes payable to banks and long-term debt...................   13,095          --
Total stockholders' equity..................................   51,600      87,832

-------------------------
(1) Adjusted to reflect the sale of the 2,000,113 shares of common stock offered by us in this offering at the public offering price of $19.375 per share and after deducting the estimated underwriting discounts and offering expenses and giving effect to the application of the net proceeds. See "Use of Proceeds" and "Capitalization."

                            ------------------------

LCaD(R) and the triangle logo are registered trademarks of Three-Five, and LCid(TM), LCoS(TM), LCoS(TM) stylized and THREE-FIVE and the triangle logo are trademarks of Three-Five. This prospectus also includes trademarks, service marks, and trade names of other companies.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are risks, including those set forth below. You should carefully consider these risk factors, together with all the other information included in this prospectus, before you decide to purchase shares of our common stock.

MOTOROLA ACCOUNTS FOR A SIGNIFICANT PORTION OF OUR SALES.

     Our business depends to a significant extent on Motorola's success in the cellular telephone business, particularly in the various major cellular telephone programs in which we participate. Any material delay, cancellation, or reduction of orders from Motorola could have a material adverse effect on our business.

     Motorola has been our largest customer during each of the last five years. Sales to Motorola accounted for approximately 80.8% of our net sales in the first six months of 1999, 63.6% in 1998, 34.6% in 1997, 65.1% in 1996, 80.5% in
1995, and 84.1% in 1994. Throughout this period, substantially all of our sales to Motorola were for cellular telephone applications.

     We anticipate that sales to Motorola in 1999 will exceed 1998 levels and that the percentage of our net sales attributable to Motorola may increase in 1999 as a result of increasing sales to Motorola and delays in several programs for other customers. Sales to Motorola currently are made through seven buyers operating in seven separate plants. We currently have ongoing approximately 12 families of product programs for Motorola. During the first six months of 1999, the five largest of these product programs accounted for a total of 73.7% of our net sales, with the largest program accounting for 31.9% of our net sales. During 1998, the five largest of these product programs accounted for a total of 46.0% of our net sales, with the largest program accounting for 14.6% of our net sales.

     A decline in sales to Motorola could occur at any time. For example, an unexpected reduction in Motorola cellular telephone programs reduced our net sales to Motorola from $73.7 million in 1995 to $39.5 million in 1996 and $29.2 million in 1997. Since Motorola has no long-term contractual commitments to purchase any of our products, we could experience similar declines in our net sales in the future.

WE ARE SUBJECT TO LENGTHY DEVELOPMENT PERIODS AND PRODUCT ACCEPTANCE CYCLES.

     We sell our display modules to OEMs, which then incorporate them into the products they sell. OEMs make the determination during their product development programs whether to incorporate our display modules or pursue other alternatives. This requires us to make significant investments of time and capital in the custom design of display modules well before our customers introduce their products incorporating these displays and before we can be sure that we will generate any significant sales to our customers or even recover our investment. During a customer's entire product development process, we face the risk that our display will fail to meet our customer's technical, performance, or cost requirements or will be replaced by a competitive product or alternative technological solution. Even if we complete our design process in a manner satisfactory to our customer, the customer may delay or terminate its product development efforts. The occurrence of any of these events would adversely affect our operating results.

WE DO NOT HAVE LONG-TERM PURCHASE COMMITMENTS FROM OUR CUSTOMERS.

     Our customers, including Motorola, generally do not provide us with firm, long-term volume purchase commitments. Although we have begun to enter into more manufacturing contracts with our customers, these contracts clarify order lead times, inventory risk allocation, and similar matters rather than provide firm, long-term volume purchase commitments. As a result, customers can cancel purchase commitments or reduce or delay orders at any time. The cancellation, delay, or reduction of customer commitments could result in our holding excess and obsolete inventory or having unabsorbed manufacturing overhead. The large percentage of our sales to customers in the electronics industry, which is subject to severe competitive pressures, rapid technological change, and product obsolescence, increases our inventory and overhead risks.

     Our operating results have been materially and adversely affected in the past as a result of the failure to obtain anticipated orders and deferrals or cancellations of purchase commitments because of changes in customer requirements. For example, we made two announcements in 1998 that sales would not meet our expectations because of delays in customer programs.

WE DEPEND ON THE MARKET ACCEPTANCE OF THE PRODUCTS OF OUR CUSTOMERS.

     We do not sell any products to end users. Instead, we design and manufacture various product solutions that our customers incorporate into their products. As a result, our success depends almost entirely upon the widespread market acceptance of our customers' products. Any significant slowdown in the demand for our customers' products would adversely affect our business.

     Because our success depends on the widespread market acceptance of our customers' products, we must identify industries that have significant growth potential and establish relationships with OEMs in those industries. Our failure to identify potential growth opportunities or establish relationships with OEMs in those industries would adversely affect our business.

     Our dependence on the success of the products of our customers exposes us to a variety of risks, including the following:

     - our ability to provide significant design and manufacturing services for customers on a timely and cost-effective basis;

     - our success in maintaining customer satisfaction with our design and manufacturing services;

     - our ability to match our design and manufacturing capacity with customer demand and to maintain satisfactory delivery schedules;

     - customer order patterns, changes in order mix, and the level and timing of orders placed by customers that we can complete in a quarter; and

     - the cyclical nature of the industries and markets we serve.

Our failure to address these risks may cause our sales to decline.

WE FACE INTENSE COMPETITION.

     We serve intensely competitive industries that are characterized by price erosion, rapid technological change, and competition from major domestic and international companies. This intense competition could result in pricing pressures, lower sales, reduced margins, and lower market share. Many of our competitors have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess. As a result, they may be able to introduce new products and respond to customer requirements more quickly than we can.

     Our competitive position could suffer if one or more of our customers decide to design and manufacture their own display modules, to use standard devices, to contract with our competitors, or to use alternative technologies. In addition, our customers typically develop a second source, even for displays we design for them. These second source suppliers may win an increasing share of a program, particularly as it grows and matures, by competing primarily on price rather than on design capability.

     Our ability to compete successfully depends on a number of factors, both within and outside our control. These factors include the following:

     - our success in designing and manufacturing new product solutions, including those implementing new technologies;

     - our ability to address the needs of customers;

     - the quality, performance, reliability, features, ease of use, pricing, and diversity of our product solutions;

     - foreign currency fluctuations, which may cause a foreign competitor's products to be priced significantly lower than our product solutions;

     - the quality of our customer services;

     - our efficiency of production;

     - the rate at which customers incorporate our product solutions into their own products; and

     - product or technology introductions by our competitors.

SHORTAGES OF COMPONENTS AND MATERIALS MAY DELAY OR REDUCE OUR SALES AND INCREASE OUR COSTS.

     Our inability to obtain sufficient quantities of components and other materials necessary to produce our displays could result in reduced or delayed sales or lost orders. Any delay in or loss of sales could adversely impact our operating results. We obtain many of the materials we use in the manufacture of our displays from a limited number of foreign suppliers, particularly suppliers located in Asia, and we do not have long-term supply contracts with any of them. As a result, we are subject to economic instability and currency fluctuations in these Asian countries as well as to increased costs, supply interruptions, and difficulties in obtaining materials. Our customers also may encounter difficulties or increased costs in obtaining from others the materials necessary to produce their products into which our product solutions are incorporated.

     Materials and components for some of our major programs from time to time have been subject to allocation because of shortages of these materials and components. During 1998, we occasionally delayed sales of our LCD modules as a result of the unavailability of LCD polarizers and drivers. During the first half of 1999, we experienced difficulties obtaining our requirements for application specific integrated circuits as a result of a worldwide shortage. These shortages resulted in lost sales opportunities. Similar shortages in the future could have a material adverse effect on our business.

WE MUST MAINTAIN SATISFACTORY MANUFACTURING YIELDS AND CAPACITY.

     Our inability to maintain high levels of productivity or satisfactory delivery schedules at our manufacturing facilities in Manila, Beijing, or Arizona would adversely affect our operating results. The design and manufacture of LCDs and display modules are highly complex processes that are sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the materials used, and the performance of personnel and equipment. As is typical in the industry, at times we have experienced lower than anticipated manufacturing yields and lengthening of delivery schedules. We may encounter lower manufacturing yields and longer delivery schedules as we continue to ramp up our high-volume LCD line to greater production levels and begin to manufacture LCoS microdisplays. In addition, the complexity of manufacturing processes will increase along with increases in the sophistication of display modules.

     Manufacturing yields may decrease and delivery schedules may lengthen as we increase our manufacturing output in our new Beijing facility. Other companies have experienced difficulty in expanding or relocating manufacturing output and capacity, resulting in reduced manufacturing yields or delays in product deliveries. We could experience similar manufacturing yield or delivery problems. Any of these problems could adversely affect our operating results.

OUR EMERGING MICRODISPLAY BUSINESS MAY NOT BE SUCCESSFUL.

     Our emerging microdisplay business, from which we expect to derive substantial revenue, faces many uncertainties. If we fail to successfully address these uncertainties, and our microdisplay business is not successful, our sales may not grow at the rate we anticipate.

     Manufacturing an LCoS microdisplay involves a significantly different procedure than manufacturing a typical liquid crystal display. Although we added additional equipment to our Arizona LCD manufacturing line in 1998 to enhance our ability to manufacture LCoS microdisplays, the manufacture of microdisplays will require us to overcome numerous challenges, including the following:

     - the use of a new material, silicon;

     - the modification of equipment and processes to accommodate the miniature size of the product;

     - the implementation of new manufacturing techniques;

     - the incorporation of new handling procedures;

     - the maintenance of cleaner manufacturing environments; and

     - the ability to master tighter tolerances in the manufacturing process.

     We could experience significant problems in commencing volume production of LCoS microdisplays. These problems could result in the delay of the full implementation of high-volume LCoS microdisplay production. In addition, lower than expected manufacturing yields could significantly and adversely affect us because of the relatively high cost of the silicon backplanes used in LCoS microdisplays.

     Various target markets for our microdisplays, including projectors, monitors, high-definition televisions, and portable microdisplays, are uncertain, may be slow to develop, or could utilize competing technologies. Many manufacturers have well-established positions in the projector and monitor markets. As a result, we must provide these manufacturers with lower cost, comparable performance microdisplays for their products. High-definition television has only recently become available to consumers, and widespread market acceptance is uncertain. Penetrating this market will require us to offer lower cost alternatives to existing technology. In addition, the commercial success of the portable microdisplay market is uncertain. Gaining acceptance in this market may prove difficult because of the radically different approach of microdisplays to the presentation of information. The failure of any of these target markets to develop as we expect, or our failure to penetrate these markets, will impede our anticipated sales growth. Even if our technology successfully meets our price and performance goals, our customers may not achieve commercial success in selling their products that incorporate our microdisplay technology.

OUR BUSINESS DEPENDS ON NEW PRODUCTS AND TECHNOLOGIES.

     We operate in rapidly changing industries. Technological advances, the introduction of new products, and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. As a result, we will be required to expend substantial funds for and commit significant resources to

     - continue research and development activities on existing and potential product solutions;

     - engage additional engineering and other technical personnel; and

     - purchase advanced design, production, and test equipment.

     Our future operating results will depend to a significant extent on our ability to continue to provide new product solutions that compare favorably on the basis of time to introduction, cost, and performance with the design and manufacturing capabilities of OEMs and competitive third-party suppliers. Our success in attracting new customers and developing new business depends on various factors, including the following:

     - utilization of advances in technology;

     - innovative development of new solutions for customer products;

     - efficient and cost-effective services; and

     - timely completion of the design and manufacture of new product solutions.

OUR EFFORTS TO DEVELOP NEW TECHNOLOGIES MAY NOT RESULT IN COMMERCIAL SUCCESS.

     Our research and development efforts with respect to new technologies may not result in customer or widespread market acceptance. Some or all of those technologies may not successfully make the transition from the research and development lab to cost-effective production as a result of technology problems, competitive cost issues, yield problems, and other factors. Even when we successfully complete a research and development effort with respect to a particular technology, our customers may determine not to introduce or may terminate products utilizing the technology for a variety of reasons, including the following:

     - difficulties with other suppliers of components for the products;

     - superior technologies developed by our competitors;

     - price considerations;

     - lack of anticipated or actual market demand for the products; and

     - unfavorable comparisons with products introduced by others.

     The nature of our business requires us to make capital expenditures and investments for new technologies. For example, our capital expenditures for LCoS microdisplays, currently our largest research and development effort, have been approximately $1.6 million to date. To facilitate the development of our LCoS microdisplay products, we also made an equity investment of $3.3 million in inViso, Inc., formerly Siliscape, Inc., during 1998 and purchased assets and technology of the former Light Valve business unit of National Semiconductor Corporation for approximately $3.6 million during 1999. We may be required to make similar investments and acquisitions in the future to maintain or enhance our ability to offer technological solutions.

     Significant expenditures relating to one or more new technologies, especially LCoS microdisplays, that ultimately prove to be unsuccessful for any reason could have a material adverse effect on us. In addition, any investments or acquisitions, such as inViso and the assets and technology of the former Light Valve business unit, made to enhance our technologies may prove to be unsuccessful.

WE FACE RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

     Our manufacturing operations in Manila, Beijing, and Arizona and our sales and distribution operations in Europe create a number of logistical and communications challenges. These international operations also expose us to various economic, political, and other risks including the following:

     - management of a multi-national organization;

     - compliance with local laws and regulatory requirements as well as changes in those laws and requirements;

     - employment and severance issues;

     - overlap of tax issues;

     - tariffs and duties;

     - possible employee turnover or labor unrest;

     - lack of developed infrastructure;

     - the burdens and costs of compliance with a variety of foreign laws; and

     - political or economic instability in certain parts of the world.

     Changes in policies by the United States or foreign governments resulting in, among other things, increased duties, higher taxation, currency conversion limitations, restrictions on the transfer or repatriation of funds, limitations on imports or exports, or the expropriation of private enterprises also could have a material adverse effect on us. Any actions by our host countries to reverse policies that encourage foreign investment or foreign trade also could adversely affect our operating results. In addition, U.S. trade policies, such as "most favored nation" status and trade preferences for certain Asian nations, could affect the attractiveness of our services to our U.S. customers.

WE DEPEND ON OUR MANUFACTURING OPERATIONS IN THE PHILIPPINES.

     Any disruption or termination of our manufacturing operations in Manila or air transportation with the Philippines, even for a relatively short period of time, would adversely affect our operations. The Philippines have been subject to volcanic eruptions, typhoons, and substantial civil disturbances, including attempted military coups against the government, since we commenced operations at the facility in 1986. We have made cumulative capital investments in the Philippines amounting to approximately $13.0 million through June 30, 1999. We believe that our manufacturing operations in Manila constitute one of our most important resources and that it would be difficult to replace the low-cost, high-performance facility or the highly trained production staff in the event of the disruption or termination of our manufacturing operations in Manila.

     Our operations in Manila also depend on the business and financial condition of the third-party subcontractor that owns the manufacturing facility, which is located on land the subcontractor leases from the Philippine government. The subcontractor operates the facility utilizing equipment, processes, and documentation that we own and supervisory personnel that we employ. The subcontractor provides us with direct production personnel and leases space to us. The subcontractor also utilizes additional space in the facility to produce products for other entities unrelated to us. The failure of the subcontractor to fulfill its obligations to us would adversely affect our operating results. Our agreements with the subcontractor extend through December 31, 2000 and are renewable from year to year thereafter, but may be terminated by the subcontractor upon 180 days written notice.

OUR NEW OPERATIONS IN CHINA ARE UNPROVEN.

     We commenced manufacturing operations in Beijing, China, during 1998. We recently completed the construction of a high-volume LCD module manufacturing facility in Beijing, which is similar to our Manila facility. We face all of the risks inherent in constructing, equipping, and commencing operations in a new facility. A failure of our Beijing facility to operate as we expect could adversely affect our operating results.

     We have made cumulative capital investments in China amounting to approximately $9.1 million through June 30, 1999. Our operations and assets are subject to significant political, economic, legal and other uncertainties in China. The Chinese government recently has been pursuing economic reform policies, including the encouragement of foreign trade and investment and greater economic decentralization. The Chinese government, however, may not continue to pursue these policies, may not successfully pursue these policies, or may significantly alter these policies from time to time. China currently does not have a comprehensive and highly developed system of laws, particularly with respect to foreign investment activities and foreign trade. Enforcement of existing and future laws and contracts is uncertain, and implementation and interpretation of laws may be inconsistent. As the Chinese legal system develops, the passage of new laws, changes in existing laws, and the preemption of local regulations by national laws may adversely affect us. We also could be adversely affected by a number of other factors, including the following:

     - the imposition of austerity measures intended to reduce inflation;

     - inadequate development or maintenance of infrastructure, including the unavailability of adequate power and water supplies, transportation, raw materials, and parts; and

     - a deterioration of the general political, economic, or social environment in China.

     In addition, the U.S. government has granted China "most favored nation" status under which the United States imposes the lowest applicable tariffs on Chinese exports to the United States. The United

States could determine not to renew China's most favored nation status in future years. The failure or refusal of the U.S. government to renew this status could adversely affect us by increasing the cost to U.S. customers of products manufactured by us in China.

WE FACE RISKS ASSOCIATED WITH INTERNATIONAL TRADE AND CURRENCY EXCHANGE.

     Political and economic conditions abroad may adversely affect the foreign manufacture and sale of our displays. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export or import compliance laws, or other trade policies, could adversely affect our ability to manufacture or sell displays in foreign markets and to purchase materials or equipment from foreign suppliers.

     While we transact business predominantly in U.S. dollars and bill and collect most of our sales in U.S. dollars, we collect a portion of our revenue in non-U.S. currencies, such as the Chinese renminbi. In the future, customers increasingly may make payments in non-U.S. currencies, such as the newly created Euro. In addition, we account for a portion of our costs, such as payroll, rent, and indirect operating costs, in non-U.S. currencies, including Philippine pesos, British pounds sterling, and Chinese renminbi.

     Fluctuations in foreign currency exchange rates could affect our cost of goods and operating margins and could result in exchange losses. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency. The Philippine peso suffered a major devaluation in late 1997, and the Chinese renminbi has experienced significant devaluation against most major currencies over the last five years. Hedging foreign currencies can be difficult, especially if the currency is not freely traded. We cannot predict the impact of future exchange rate fluctuations on our operating results.

     The risks described above are particularly important since international sales represented approximately 68.0% of our net sales in the first six months of 1999 and approximately 41.8% of our net sales in 1998. Sales in foreign markets, primarily Europe and China, to OEMs based in the United States accounted for almost all of our international sales in both of these periods. In the future, we expect sales to OEMs based in Europe and China to increase.

VARIABILITY OF CUSTOMER REQUIREMENTS MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

     Custom manufacturers for OEMs must provide increasingly rapid product turnaround and respond to ever-shorter lead times. A variety of conditions, both specific to individual customers and generally affecting the demand for their products, may cause customers to cancel, reduce, or delay orders. Cancellations, reductions, or delays by a significant customer or by a group of customers could adversely affect our business. On occasion, customers require rapid increases in production, which can strain our resources and reduce our margins. Although we have increased our manufacturing capacity, we may lack sufficient capacity at any given time to meet our customers' demands if their demands exceed anticipated levels.

OUR OPERATING RESULTS HAVE SIGNIFICANT FLUCTUATIONS.

     In addition to the variability resulting from the short-term nature of our customers' commitments, other factors contribute to significant periodic and seasonal quarterly fluctuations in our results of operations. These factors include the following:

     - the timing of orders;

     - the volume of orders relative to our capacity;

     - product introductions and market acceptance of new products or new generations of products;

     - evolution in the life cycles of customers' products;

     - timing of expenditures in anticipation of future orders;

     - effectiveness in managing manufacturing processes;

     - changes in cost and availability of labor and components;

     - product mix;

     - pricing and availability of competitive products and services; and

     - changes or anticipated changes in economic conditions.

     Accordingly, you should not rely on the results of any past periods as an indication of our future performance. It is likely that in some future period, our operating results may be below expectations of public market analysts or investors. If this occurs, our stock price may drop.

WE MUST EFFECTIVELY UTILIZE OUR ARIZONA FACILITY.

     The effective utilization of our Arizona facility and its high-volume LCD manufacturing line is critical to our success. We utilize the high-volume line to produce a majority of our own requirements for LCDs.

     The successful utilization of the LCD manufacturing line requires us to (1) produce LCDs on a timely and cost-effective basis at quality levels at least equal to product available from independent suppliers and (2) utilize the LCDs we produce in devices we design and manufacture in a manner satisfactory to our customers. We experienced some delays in fully implementing our LCD manufacturing operations in 1996. We could experience problems or delays in the future in conducting our LCD manufacturing operations. Any problems with our LCD manufacturing operations could result in the lengthening of our delivery schedules, reductions in the quality or performance of our design and manufacturing services, and reduced customer satisfaction. These problems also could require us to purchase our LCD requirements from third parties and could delay our ability to recover our substantial expenditures in constructing and equipping the high-volume LCD manufacturing line.

WE MUST EFFECTIVELY MANAGE OUR GROWTH.

     The failure to manage our growth effectively could adversely affect our operations. We have increased the number of our manufacturing and design programs and plan to expand further the number and diversity of our programs in the future. Our ability to manage our planned growth effectively will require us to:

     - enhance our operational, financial, and management systems;

     - expand our facilities and equipment; and

     - successfully hire, train, and motivate additional employees, including the technical personnel necessary to operate our new production facility in Beijing.

     As we expand and diversify our product and customer base, we may be required to further increase our overhead and selling expenses. We also may be required to increase staffing and other expenses as well as our expenditures on capital equipment and leasehold improvements in order to meet the anticipated demand of our customers. Customers, however, generally do not commit to firm production schedules for more than a short time in advance. Any increase in expenditures in anticipation of future orders that do not materialize would adversely affect our profitability. For example, prior to the receipt of orders, we substantially increased our manufacturing capacity in 1998 by starting up manufacturing operations in Beijing. Customers also may require rapid increases in design and production services that place an excessive short-term burden on our resources.

WE DEPEND ON KEY PERSONNEL.

     Our development and operations depend substantially on the efforts and abilities of our senior management and technical personnel. The recent appointment of a new chief executive officer and the anticipated appointment of a new chief technology officer will require the integration of management personnel, the realignment of management duties, and the confirmation of strategic initiatives.

     The competition for qualified management and technical personnel is intense. The loss of services of one or more of our key employees or the inability to add key personnel, including those required for our LCD manufacturing facility, could have a material adverse effect on us. Although we maintain non-competition and nondisclosure covenants with certain key personnel, we do not have any fixed-term agreements with, or key person life insurance covering, any officer or employee.

WE MUST PROTECT OUR INTELLECTUAL PROPERTY.

     We believe that our continued success depends in part on protecting our proprietary technology. Third parties could claim that we are infringing their patents or other intellectual property rights. In the event that a third party alleges that we are infringing its rights, we may not be able to obtain licenses on commercially reasonable terms from the third party, if at all, or the third party may commence litigation against us. The failure to obtain necessary licenses or other rights or the institution of litigation arising out of such claims could materially and adversely affect us.

     We rely on a combination of patent, trade secret, and trademark laws, confidentiality procedures, and contractual provisions to protect our intellectual property. We seek to protect certain of our technology under trade secret laws, which afford only limited protection. We face risks associated with our intellectual property, including the following:

     - pending patent applications may not be issued;

     - intellectual property laws may not protect our intellectual property rights;

     - third parties may challenge, invalidate, or circumvent any patent issued to us;

     - rights granted under patents issued to us may not provide competitive advantages to us;

     - unauthorized parties may attempt to obtain and use information that we regard as proprietary despite our efforts to protect our proprietary rights;

     - others may independently develop similar technology or design around any patents issued to us; and

     - effective protection of intellectual property rights may be limited or unavailable in some foreign countries, such as China, in which we operate.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE VOLATILE.

     The market price of our common stock has been extremely volatile. Our stock price increased dramatically during the three-year period ended December 31, 1994, but declined significantly during 1995 and 1996. The stock price increased again during 1997, but declined significantly in 1998. Our stock price again increased during the first half of 1999. The trading price of our common stock in the future could continue to be subject to wide fluctuations in response to various factors, including the following:

     - quarterly variations in our operating results;

     - actual or anticipated announcements of technical innovations or new product developments by us or our competitors;

     - changes in analysts' estimates of our financial performance;

     - general conditions in the electronics industry; and

     - worldwide economic and financial conditions.

In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices for many high-technology companies and that often have been unrelated to the operating performance of these companies. These broad market fluctuations and other factors may adversely affect the market price of our common stock.

THE ELECTRONICS INDUSTRY IS CYCLICAL.

     The electronics industry has experienced significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices, and production over-capacity. In addition, the electronics industry is cyclical in nature. We have sought to reduce our exposure to industry downturns and cyclicality by providing design and production services for leading companies in rapidly expanding segments of the electronics industry. We may, however, experience substantial period-to-period fluctuations in future operating results because of general industry conditions or events occurring in the general economy.

WE MUST FINANCE THE GROWTH OF OUR BUSINESS AND THE DEVELOPMENT OF NEW PRODUCTS.

     To remain competitive, we must continue to make significant investments in research and development, equipment, and facilities. As a result of the increase in fixed costs and operating expenses related to these capital expenditures, our failure to increase sufficiently our net sales to offset these increased costs would adversely affect our operating results.

     From time to time, we may seek additional equity or debt financing to provide for the capital expenditures required to maintain or expand our design and production facilities and equipment. We cannot predict the timing or amount of any such capital requirements at this time. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired and our operating results may suffer. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to existing stockholders.

WE ARE SUBJECT TO ENVIRONMENTAL REGULATIONS.

     Our operations result in the creation of small amounts of hazardous waste, including various epoxies, gases, inks, solvents, and other wastes. Any failure by us to control the use, or adequately restrict the discharge, of hazardous substances could subject us to future liabilities. We are subject to federal, state, and local governmental regulations related to the use, storage, discharge, and disposal of toxic, volatile, or otherwise hazardous chemicals used in our design and manufacturing processes. The amount of hazardous waste produced by us may increase in the future depending on changes in our operations. Our failure to comply with present or future environmental regulations could result in the imposition of fines, suspension of production, or a cessation of operations. Compliance with these regulations could require us to acquire costly equipment or to incur other significant expenses.

CHANGE IN CONTROL PROVISIONS MAY ADVERSELY AFFECT EXISTING STOCKHOLDERS.

     Our restated certificate of incorporation and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. Our restated certificate also authorizes the board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on certain business combination transactions with "interested stockholders."

WE FACE RISKS ASSOCIATED WITH "YEAR 2000" COMPLIANCE.

     Many existing computer programs and databases use only two digits to identify a year in the date field. For example, 99 would represent 1999. These programs and databases were designed and developed without considering the impact of the upcoming millennium. Consequently, date sensitive computer programs may interpret the date "00" as 1900 rather than 2000. If not corrected, many computer systems could fail or create erroneous results in 2000. Failure in our systems, or in the systems of our vendors or customers, could cause significant adverse effects to us.

SALES OF LARGE NUMBERS OF SHARES COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

     All of our outstanding shares are freely tradeable without restriction or further registration. Affiliates must sell all shares they own in compliance with the volume and other requirements of Rule 144, except for the holding period requirements. Our directors and executive officers and the selling stockholder have agreed that for a period of 90 days after the date of this prospectus, they will not directly or indirectly sell any shares of common stock without the consent of Needham & Company. Sales of substantial amounts of common stock by our stockholders, or even the potential for such sales, may have a depressive effect on the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

WE DO NOT PAY CASH DIVIDENDS.

     We have never paid any cash dividends on our common stock and do not anticipate that we will pay cash dividends in the near term. Instead, we intend to apply earnings to the expansion and development of our business.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements and information contained in this prospectus concerning our future, proposed, and anticipated activities; certain trends with respect to our revenue, operating results, capital resources, and liquidity or with respect to the markets in which we compete or the electronics industry in general; and other statements contained in this prospectus regarding matters that are not historical facts are forward-looking statements, as such term is defined under applicable securities laws. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed under "Risk Factors."

                                USE OF PROCEEDS

     The net proceeds to us from the sale of our common stock are estimated to be approximately $36.2 million at the public offering price of $19.375 per share, after deducting the estimated underwriting discounts and offering expenses. We plan to use the net proceeds to retire approximately $8.1 million borrowed under our secured credit facility to finance our stock repurchase program and $9.0 million borrowed in connection with recent acquisitions and working capital loans. The credit facility consists of a $15.0 million revolving line of credit, which matures in May 2000 and is available for general corporate purposes, and a $10.0 million term loan facility, which matures in August 2004 and is available for our stock repurchase program. Advances under the credit facility may be made as prime rate advances, which accrue interest payable monthly at the bank's prime lending rate, or as LIBOR rate advances, which bear interest at 175 basis points in excess of the LIBOR base rate for the general facility and 237.5 basis points in excess of the LIBOR base rate for the repurchase facility. We do not expect to renew the $10.0 million term loan portion of the facility. The balance of the net proceeds will be available for working capital and general corporate purposes, including continued development of our LCoS microdisplay technology and products and strategic acquisitions of businesses or technologies complementary to our business. We do not have any material commitments to make any strategic acquisitions at this time. Prior to using the net proceeds, we plan to invest the net proceeds in short-term, interest bearing, investment grade securities.

     We will not receive any of the proceeds from the shares sold by the selling stockholder. We have agreed to pay the expenses, other than underwriting discounts, relating to the sale of these shares.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been listed on the New York Stock Exchange under the symbol "TFS" since December 29, 1994. The following table sets forth the quarterly high and low closing prices of our common stock as reported on the New York Stock Exchange for the periods indicated.

                                                               HIGH          LOW
                                                              ------        ------
1997:
     First Quarter..........................................  $16 1/4       $12 1/4
     Second Quarter.........................................   16            11 5/8
     Third Quarter..........................................   26 7/8        14 1/4
     Fourth Quarter.........................................   26 7/8        16 1/4
1998:
     First Quarter..........................................  $23 1/16      $17 3/4
     Second Quarter.........................................   20 3/8        14 7/8
     Third Quarter..........................................   18 3/16        7 1/16
     Fourth Quarter.........................................   13 7/8         6 1/2
1999:
     First Quarter..........................................  $16           $ 8 5/8
     Second Quarter.........................................   13 13/16       8 1/16
     Third Quarter (Through September 27, 1999).............   20 1/16       13 11/16

     As of September 24, 1999, there were approximately 1,100 holders of record of our common stock. The closing sale price of our common stock on the New York Stock Exchange on September 27, 1999 was $19.625 per share.

                                DIVIDEND POLICY

     Our policy is to retain earnings to provide funds for the operation and expansion of our business. We have not paid cash dividends on our common stock and do not anticipate that we will do so in the foreseeable future. Furthermore, our $25.0 million credit facility with Imperial Bank and the National Bank of Canada does not permit the payment of dividends without the consent of the lenders. The payment of dividends in the future will depend on our growth, profitability, financial condition, and other factors that our board of directors may deem relevant.

                                 CAPITALIZATION

     The following table sets forth our short-term debt and capitalization at June 30, 1999 and as adjusted to reflect the sale of the 2,000,113 shares of common stock offered by us in this offering at the public offering price of $19.375 per share, after deducting the estimated underwriting discounts and offering expenses that we will pay and giving effect to our receipt and application of the net proceeds:

                                                                  JUNE 30, 1999
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Short-term debt:
  Notes payable.............................................  $ 5,000      $    --
  Current portion of long-term debt.........................    1,461           --
                                                              -------      -------
     Total short-term debt..................................  $ 6,461      $    --
                                                              =======      =======
Long-term debt:
  Long-term debt, less current portion......................  $ 6,634      $    --
                                                              -------      -------
Stockholders' equity:
  Preferred stock, $.01 par value; 1,000,000 shares
     authorized; issued and outstanding: none...............       --           --
  Common stock, $.01 par value; 15,000,000 shares
     authorized; 7,983,606 issued and 7,017,836 outstanding,
     actual; 9,017,949 issued and outstanding, as
     adjusted(1)............................................       80           90
  Additional paid-in capital................................   32,545       60,485
  Retained earnings.........................................   27,247       27,247
  Cumulative translation adjustment.........................       10           10
  Treasury stock, at cost (965,770 shares, actual; -0-, as
     adjusted)..............................................   (8,282)          --
                                                              -------      -------
     Total stockholders' equity.............................   51,600       87,832
                                                              -------      -------
          Total capitalization..............................  $58,234      $87,832
                                                              =======      =======

------------
(1) Excludes the following:

     - 249,522 shares issuable upon exercise of options outstanding at June 30, 1999 under our stock option plans, with a weighted average exercise price of $12.00 per share;

     - 660,504 shares available for future issuance under our stock plans; and

     - 70,000 shares issuable upon exercise of outstanding warrants with an exercise price of $16.94.

    For a discussion of benefit plans, see Note 4 to the Consolidated Financial Statements.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table contains selected consolidated financial data and is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended December 31, 1996, December 31, 1997, and December 31, 1998 have been derived from our Consolidated Financial Statements, which statements have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended December 31, 1994 and December 31, 1995 have been derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP but which are not included in this prospectus. Data as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 have been derived from our unaudited Consolidated Financial Statements included elsewhere in this prospectus and, in our opinion, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the periods presented. Results for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the full year. This data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                                                                                              SIX MONTHS ENDED
                                                       YEARS ENDED DECEMBER 31,                   JUNE 30,
                                            -----------------------------------------------   -----------------
                                             1994      1995      1996      1997      1998      1998      1999
                                            -------   -------   -------   -------   -------   -------   -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales.................................  $85,477   $91,585   $60,713   $84,642   $95,047   $41,161   $54,644
                                            -------   -------   -------   -------   -------   -------   -------
Costs and expenses:
  Cost of sales...........................   59,409    70,481    58,321    64,760    76,149    30,782    45,294
  Selling, general, and administrative....    4,867     5,386     5,351     6,557     7,334     3,434     4,942
  Research and technology.................    1,270     2,396     4,065     5,106     7,159     3,593     3,829
                                            -------   -------   -------   -------   -------   -------   -------
                                             65,546    78,263    67,737    76,423    90,642    37,809    54,065
                                            -------   -------   -------   -------   -------   -------   -------
Operating income (loss)...................   19,931    13,322    (7,024)    8,219     4,405     3,352       579
Other income (expense), net...............      724       643       273       358       (42)      299      (399)
                                            -------   -------   -------   -------   -------   -------   -------
Income (loss) before provision for
  (benefit from) income taxes.............   20,655    13,965    (6,751)    8,577     4,363     3,651       180
Provision for (benefit from) income
  taxes...................................    8,109     5,548    (2,920)    3,334     1,773     1,533      (218)
                                            -------   -------   -------   -------   -------   -------   -------
Net income (loss).........................  $12,546   $ 8,417   $(3,831)  $ 5,243   $ 2,590   $ 2,118   $   398
                                            =======   =======   =======   =======   =======   =======   =======
Earnings (loss) per common share:
  Basic...................................  $  1.88   $  1.09   $ (0.49)  $  0.67   $  0.34   $  0.27   $  0.06
                                            =======   =======   =======   =======   =======   =======   =======
  Diluted.................................  $  1.59   $  1.04   $ (0.49)  $  0.65   $  0.33   $  0.26   $  0.06
                                            =======   =======   =======   =======   =======   =======   =======
Weighted average number of common shares:
  Basic...................................    6,666     7,716     7,768     7,854     7,639     7,913     7,015
                                            =======   =======   =======   =======   =======   =======   =======
  Diluted.................................    7,890     8,084     7,768     8,090     7,802     8,141     7,120
                                            =======   =======   =======   =======   =======   =======   =======

                                                                  JUNE 30, 1999
                                                              ----------------------
                                                                             AS
                                                              ACTUAL     ADJUSTED(1)
                                                              -------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Working capital.............................................  $21,972      $ 51,570
Total assets................................................   89,583       112,720
Notes payable to banks and long-term debt...................   13,095            --
Total stockholders' equity..................................   51,600        87,832

-------------------------
(1) Adjusted to reflect the sale of the 2,000,113 shares of common stock offered by us in this offering at the public offering price of $19.375 per share and after deducting the estimated underwriting discounts and offering expenses and giving effect to the application of the net proceeds. See "Use of Proceeds" and "Capitalization."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     We offer advanced design and manufacturing services to original equipment manufacturers, commonly referred to as OEMs. We specialize in custom display modules utilizing liquid crystal display, or LCD, components and technology. Our LCD modules have varying levels of integration. At a minimum, each module includes an LCD, a custom LCD driver, and a flexible connector. We also provide value-added services, which increase our profit margins, by assembling additional components onto the module based upon the specific needs of the customer. These additional components include such items as key pads, plastics, speakers, light guides, and optics.

     We currently sell substantially all of our LCD modules to major OEMs. When we win a design program, our customer typically pays most or all of our nonrecurring engineering expenses to defray the costs of custom design, as well as the costs of nonrecurring tooling for custom components. The typical program life cycle of a custom-designed LCD module is three to twelve months and includes technical design, prototyping, pilot manufacturing, and high-volume manufacturing. We typically seek large volume programs from major OEMs. The minimum production quantity for an LCD module typically approximates 100,000 units per year, although the production rate for some programs has been as high as 100,000 units per week. The selling price of our LCD modules usually ranges between $5 and $20 per unit. We recognize revenue upon product shipment.

     We experienced substantial growth from 1993 through 1995, primarily as a result of sales to OEMs in the wireless communications industry, which grew substantially during that period. During that period, our primary customer was Motorola. In 1996, our net sales declined, primarily as a result of the phase-out by Motorola of a significant family of programs. In 1997, our net sales returned to pre-1996 levels primarily as a result of several new programs and customers, including Hewlett-Packard. Motorola accounted for 65.1% of our net sales in 1996, 34.6% in 1997, and 63.6% in 1998. In the first half of 1999, net sales to Motorola increased at a rate faster than net sales to our other customers and represented 80.8% of our net sales. Hewlett-Packard accounted for 32.0% of our net sales in 1997, and less than 10.0% in 1998 and the first half of 1999. This percentage decrease occurred as several older Hewlett-Packard programs matured. In addition, new programs launched by Hewlett-Packard in 1998 either did not require our LCD modules or required less complex, lower cost modules.

     During the past several years, we have experienced seasonal quarterly fluctuations in our net sales as our OEM customers developed retail products with shorter product life cycles and phased out older programs early in the year following holiday sales. As a result, sales usually peak in the fourth quarter of a calendar year and are lower in the following quarter.

     Several factors impact our gross margins, including manufacturing efficiencies, product differentiation, product uniqueness, inventory management, product mix, and volume pricing. Currently, significant pricing pressure exists in the LCD module market, especially in higher volume programs in the wireless communications industry. Accordingly, as the production levels of some of our new higher volume programs have increased, the lower standard gross margins on those programs have impacted our overall margins.

     We vertically integrate our manufacturing facilities. In Arizona, we own and operate the largest high-volume LCD production line in North America. We generally use the Arizona facility for the manufacture of more technologically complex and custom high-volume LCDs. We also purchase LCDs from Asian sources to provide us an alternate source and to ensure available capacity. In order to take advantage of lower labor costs, we ship our LCDs to our facilities in Manila, the Philippines, or Beijing, China, for assembly into modules.

     Historically, we have conducted most of our manufacturing operations at our facility in Manila. At that facility, we assemble LCDs into modules and perform certain back-end LCD processing operations. We conduct our operations in Manila under an agreement with a third-party subcontract manufacturer. Under this agreement, the subcontractor supplies direct labor and incidental services required to manufacture our products. We also lease our manufacturing facility from the subcontractor. All indirect manufacturing employees, primarily technicians, supervisors, and engineers, are our employees.

     In early 1998, we decided to open a similar display module manufacturing facility in Beijing. Within six months, we located a temporary manufacturing facility, equipped the facility, trained our personnel, qualified the facility for customers, and qualified products manufactured at the facility. As we began manufacturing operations in Beijing in the second and third quarters of 1998, however, we incurred costs in advance of the receipt of significant sales. These incremental Beijing-based expenses were reflected in our cost of sales. We began manufacturing in volume in Beijing in the fourth quarter of 1998. We operated the temporary Beijing facility at approximately 80% of capacity during the second quarter of 1999.

     We commenced construction of our permanent Beijing facility in late 1998. This facility was substantially completed in early July 1999, and we are currently in the process of occupying this new facility. We own our Beijing facility through a wholly-owned foreign subsidiary. We expect to begin production in the new manufacturing facility late in the third quarter of 1999. We believe that the gross margin contribution of our Beijing facility will increase as additional manufacturing lines are added and fixed overhead expenses are spread over a greater volume of sales.

     Selling, general, and administrative expense consists principally of administrative and selling costs, salaries, commissions, and benefits to personnel and related facility costs. We make substantially all of our sales directly to OEMs, and our sales force consists of a small number of direct technical sales persons. As a result, there is no material cost of distribution in our selling, general, and administrative expense. Selling, general, and administrative expense has increased as we have expanded our business and increased our diversification efforts. In addition, we have recently incurred substantial marketing and administrative expenses in connection with our LCoS microdisplay business.

     Research and technology expense consists principally of salaries and benefits to scientists, design engineers, and other technical personnel, related facility costs, process development costs, and various expenses for projects, including new product development. Research and technology expense continues to increase as we develop new display products and technologies, especially LCoS microdisplays, while we continue with our in-house process development efforts related to the high-volume LCD manufacturing line located in Arizona.

     Since 1997, we have been working on the development of LCoS microdisplays. In 1997, we entered into a strategic alliance with National Semiconductor Corporation for the development of LCoS microdisplay products. Under that alliance, National focused on the silicon technologies needed for microdisplays, and we focused on the liquid crystal technologies. National recently decided to close its microdisplay business unit, and in connection with that closing, in July 1999, we purchased certain assets and licensed silicon technologies from National relating to LCoS microdisplays for approximately $3.0 million in cash and warrants to purchase 70,000 shares of our common stock in a transaction valued at approximately $3.6 million. No additional payments are required under the licenses. We also hired several key technical employees of National to assist in the implementation of the acquired technologies.

     In April 1998, we entered into a strategic relationship with inViso, Inc., formerly Siliscape, Inc., a privately held company with numerous patents and proprietary technology related to microdisplay development. We acquired a minority equity interest in inViso for approximately $3.3 million. As part of this strategic relationship, we provide proprietary manufacturing capabilities and liquid crystal expertise, and inViso provides patented and proprietary technologies and components for the joint development of microdisplay products.

     In August 1999, we licensed the microdisplay technology of S-Vision Corporation, which recently ceased operations. This license is an irrevocable, royalty free, fully paid-up, worldwide license to manufacture and package certain microdisplay products and patented optical engines.

     These acquisitions, investments, and licenses will result in increased research and technology expenses as we expand our LCoS microdisplay development efforts in preparation for the commercial introduction of LCoS microdisplay products. We are also considering licensing other technologies from other companies that could be optimized on our LCD manufacturing line as well as entering into further alliances. We expect to continue to devote substantial resources to research and development, focusing, especially in the near term, on our LCoS microdisplay technology and related products. As a result, the actual dollar amount of our research and technology expenses will continue to increase.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of net sales of certain items in our Consolidated Financial Statements.

                                                                                     SIX MONTHS
                                                                                       ENDED
                                                      YEARS ENDED DECEMBER 31,        JUNE 30,
                                                     --------------------------    --------------
                                                      1996      1997      1998     1998     1999
                                                     ------    ------    ------    -----    -----
Net sales..........................................  100.0%    100.0%    100.0%    100.0%   100.0%
                                                     -----     -----     -----     -----    -----
Costs and expenses:
     Cost of sales.................................   96.1      76.5      80.1      74.8     83.0
     Selling, general, and administrative..........    8.8       7.8       7.7       8.3      9.0
     Research and technology.......................    6.7       6.0       7.6       8.8      7.0
                                                     -----     -----     -----     -----    -----
                                                     111.6      90.3      95.4      91.9     99.0
                                                     -----     -----     -----     -----    -----
Operating income (loss)............................  (11.6)      9.7       4.6       8.1      1.0
Other income (expense), net........................    0.5       0.4        --       0.7     (0.7)
                                                     -----     -----     -----     -----    -----
Income (loss) before provision for (benefit from)
  income taxes.....................................  (11.1)     10.1       4.6       8.8      0.3
Provision for (benefit from) income taxes..........   (4.8)      3.9       1.9       3.7     (0.4)
                                                     -----     -----     -----     -----    -----
Net income (loss)..................................   (6.3)%     6.2%      2.7%      5.1%     0.7%
                                                     =====     =====     =====     =====    =====

Six months ended June 30, 1999 compared to six months ended June 30, 1998

     NET SALES. Net sales increased 32.5% to $54.6 million in the six months ended June 30, 1999 from $41.2 million in the six months ended June 30, 1998. This increase was the result of several new programs, primarily for Motorola.

     COST OF SALES. Cost of sales increased to 83.0% of net sales in the six months ended June 30, 1999 from 74.8% in the six months ended June 30, 1998. This percentage increase resulted primarily from significant price pressure in the LCD module market, especially affecting higher volume programs in the wireless communications industry. In addition, high volume programs that generally produce lower gross margins represented a larger percentage of net sales in the first six months of 1999, thereby reducing overall gross margin. Our gross margin in the six months ended June 30, 1999 was also adversely impacted by the under-utilization of our facility in Manila during the first quarter of 1999, partly related to material shortages and allocation of manufacturing to our new Beijing facility. Utilization of the Manila facility improved during the second quarter of 1999. In addition, in late 1998 and early 1999, we moved the labor-intensive portion of our Arizona LCD line and certain chip-on-glass equipment to Manila. Inefficiencies related to the start-up of the new lines adversely affected manufacturing yields in Manila during the first quarter of 1999. However, yields improved as the facility became fully operational in the second quarter. In addition, high fixed overhead costs associated with our new Beijing facility adversely impacted gross margins during the first six months of 1999. In the first six months of 1999, our operations in Beijing produced a gross profit contribution of $349,000 on net sales of $16.4 million, corresponding to a gross margin in our Beijing facility of 2.1%.

     SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE. Selling, general, and administrative expense increased 44.1% to $4.9 million in the six months ended June 30, 1999 from $3.4 million in the six months ended June 30, 1998. Selling, general, and administrative expense was 9.0% of net sales in the six months ended June 30, 1999 compared to 8.3% in the six months ended June 30, 1998. The increase in selling, general, and administrative expense reflected the continued expansion of our business. In particular, in the first half of 1999, we incurred approximately $800,000 of marketing and administrative expenditures relating to our LCoS microdisplay business compared to approximately $100,000 in the first six months of 1998.

     RESEARCH AND TECHNOLOGY EXPENSE. Research and technology expense increased 5.6% to $3.8 million in the six months ended June 30, 1999 from $3.6 million in the six months ended June 30, 1998. Research and technology expense was 7.0% of net sales in the six months ended June 30, 1999 compared to 8.8% in the six months ended June 30, 1998. Although research and technology expense associated with in-process developments on the LCD line decreased in the first six months of 1999, research and technology expense overall increased as the result of the development of new display products and technologies. For example, LCoS microdisplays accounted for approximately $1.8 million of research and technology expense in the first six months of 1999 compared to approximately $1.0 million in the first six months of 1998.

     OTHER INCOME (EXPENSE), NET. Other expense in the six months ended June 30, 1999 was $399,000 compared to other income of $299,000 in the six months ended June 30, 1998. The difference was a result of increased interest expense and reduced interest income. The increase in interest expense was primarily a result of additional borrowing incurred in connection with our stock repurchase program and increased borrowings on our working capital line of credit. Reduced interest income was a result of lower cash balances.

     PROVISION FOR (BENEFIT FROM) INCOME TAXES. We had a benefit from income taxes of $218,000 in the six months ended June 30, 1999 compared to a provision for income taxes of $1.5 million in the six months ended June 30, 1998. This change resulted primarily from lower pre-tax income in the six months ended June 30, 1999 compared to the same period in 1998. In addition, we recorded a tax benefit in the first quarter of 1999 relating to a state income tax refund. In the second half of 1999, we expect our overall tax rate to be approximately 42.0%.

     NET INCOME (LOSS). Net income decreased 81.0% to $398,000, or $0.06 per diluted share, in the six months ended June 30, 1999 from $2.1 million, or $0.26 per diluted share, in the six months ended June 30, 1998. Excluding LCoS microdisplay related expenses, our net income for the six months ended June 30, 1999 was approximately $1.9 million, or $0.27 per diluted share.

Year ended December 31, 1998 compared to year ended December 31, 1997

     NET SALES. Net sales increased 12.3% to $95.0 million in 1998 from $84.6 million in 1997. The increase resulted from several new programs in 1998 for a variety of customers, including Motorola. In 1998, we recorded 56.7% of our net sales in the third and fourth quarters. Net sales in the fourth quarter of 1998 were almost 58.6% greater than in the first quarter of 1998.

     COST OF SALES. Cost of sales increased to 80.1% of net sales in 1998 from 76.5% in 1997. The corresponding decrease in our gross margin was primarily the result of manufacturing variances occurring as a result of the start-up of our new manufacturing facility in Beijing, unfavorable manufacturing yields experienced in connection with the start of several new programs, and increased pricing pressure from customers and competitors, partially as a result of the Asian economic crisis.

     SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE. Selling, general, and administrative expense increased 10.6% to $7.3 million in 1998 from $6.6 million in 1997. Selling, general, and administrative expense was 7.7% of net sales in 1998 compared to 7.8% in 1997. Selling, general, and administrative expense increased in absolute terms as a result of increased selling expenses and the addition of administrative personnel. As a result of increased net sales in 1998, however, selling, general, and administrative expense declined slightly as a percent of net sales.

     RESEARCH AND TECHNOLOGY EXPENSE. Research and technology expense increased 41.2% to $7.2 million in 1998 from $5.1 million in 1997. Research and technology expense was 7.6% of net sales in 1998 compared to 6.0% in 1997. In 1998, we continued to expand and intensify our research and development efforts on proprietary display products as well as ongoing LCD manufacturing process improvements, including increased use of the LCD manufacturing line in our Arizona facility as a resource for development of these new products.

     OTHER INCOME (EXPENSE), NET. Other expense was $42,000 in 1998 compared to other income of $358,000 in 1997. Net interest income in 1998 was $75,000, down from $548,000 in 1997. The decrease in net interest income was the result of investing lower average cash balances during the year as well as increased interest expense as a result of increased debt. This decline in net interest income was partially offset by reduced foreign exchange losses.

     PROVISION FOR (BENEFIT FROM) INCOME TAXES. We recorded a provision for income taxes of $1.8 million in 1998 compared to $3.3 million in 1997. Our overall tax rate was 40.6% in 1998 compared to 38.9% in 1997. The increased tax rate resulted primarily from losses in Beijing for which we did not receive a tax benefit proportionate to our tax rate elsewhere in the world.

     NET INCOME (LOSS). Net income decreased 50.0% to $2.6 million, or $0.33 per diluted share, in 1998 compared to $5.2 million, or $0.65 per diluted share, in 1997.

Year ended December 31, 1997 compared to year ended December 31, 1996

     NET SALES. Net sales increased 39.4% to $84.6 million in 1997 from $60.7 million in 1996. This increase was a result of several new programs in 1997 for a variety of customers, including Hewlett-Packard. Increased sales to Hewlett-Packard in 1997 more than offset a decline in sales to Motorola.

     COST OF SALES. Cost of sales decreased to 76.5% of net sales in 1997 compared to 96.1% in 1996. The corresponding increase in gross margin was the result of a number of factors, including decreased provision for excess and obsolete inventory, decreased unfavorable manufacturing variances occurring as a result of increased manufacturing volume, labor utilization, material purchases, and better manufacturing yields due to a more mature product mix. Also, in the third quarter of 1996 we took a special one-time provision for excess and obsolete inventory related primarily to end-of-life programs for which the majority of shipments, expected to occur in the latter part of 1996, never materialized. Furthermore, we were required to make significant design modifications to a new product, which also resulted in obsolete inventory. Without the provision for excess and obsolete inventory taken in the third quarter of 1996, cost of sales, as a percentage of net sales, would have been 84.5% in 1996.

     SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE. Selling, general, and administrative expense increased 22.2% to $6.6 million in 1997 from $5.4 million in 1996. Selling, general, and administrative expense was 7.8% of net sales in 1997 compared to 8.8% in 1996. Selling, general, and administrative expense increased in absolute terms as a result of increased selling expenses and the addition of administrative personnel. As a result of increased net sales in 1997, however, selling, general, and administrative expense declined as a percentage of net sales.

     RESEARCH AND TECHNOLOGY EXPENSE. Research and technology expense increased 24.4% to $5.1 million in 1997 from $4.1 million in 1996. Research and technology expense was 6.0% of net sales in 1997 compared to 6.7% in 1996. Research and technology expense increased in 1997 as we invested in new technologies and manufacturing processes, developed new potential products, and continued process development efforts related to our high-volume LCD manufacturing line.

     OTHER INCOME (EXPENSE), NET. Other income increased 31.1% to $358,000 in 1997 from $273,000 in 1996. Net interest income was $548,000 in 1997 compared to $412,000 in 1996. The increase in interest income was the result of investing higher average cash balances during the year. The increase in interest income was partially offset by increased foreign exchange losses.

     PROVISION FOR (BENEFIT FROM) INCOME TAXES. We recorded a provision for income taxes of $3.3 million in 1997 compared to a benefit from income taxes of $2.9 million in 1996. This resulted primarily from the net loss we recorded in 1996. Our overall tax rate was 38.9% in 1997 compared to 43.3% in 1996.

     NET INCOME (LOSS). Net income was $5.2 million, or $0.65 per diluted share, in 1997 compared to a net loss of $3.8 million, or $0.49 per share, in 1996. Without the provision for excess and obsolete inventory taken in 1996, our net income would have been $158,000, or $0.02 per diluted share, in 1996.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents unaudited consolidated statement of operations data for each of the 10 quarters in the period ended June 30, 1999, as well as such data expressed as a percentage of net sales. We believe that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with the Consolidated Financial Statements. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

                                                                      QUARTERS ENDED
                            ---------------------------------------------------------------------------------------------------
                                             1997                                     1998                          1999
                            --------------------------------------   --------------------------------------   -----------------
                            MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30
                            -------   -------   --------   -------   -------   -------   --------   -------   -------   -------
                                                                      (IN THOUSANDS)
Net sales.................  $16,129   $18,737   $24,074    $25,702   $18,479   $22,682   $24,572    $29,314   $23,044   $31,600
Cost and expenses:
  Cost of sales...........   12,488    14,377    18,511     19,384    13,687    17,095    22,243     23,124    20,191    25,103
  Selling, general, and
    administrative........    1,466     1,479     1,822      1,790     1,619     1,815     1,721      2,179     2,449     2,493
  Research and
    technology............    1,130     1,315     1,314      1,347     1,689     1,904     1,250      2,316     1,821     2,008
                            -------   -------   -------    -------   -------   -------   -------    -------   -------   -------
                             15,084    17,171    21,647     22,521    16,995    20,814    25,214     27,619    24,461    29,604
                            -------   -------   -------    -------   -------   -------   -------    -------   -------   -------
Operating income (loss)...    1,045     1,566     2,427      3,181     1,484     1,868      (642)     1,695    (1,417)    1,996
Other income (expense),
  net.....................      145       147       111        (45)      175       124       (52)      (289)     (185)     (214)
                            -------   -------   -------    -------   -------   -------   -------    -------   -------   -------
Income (loss) before
  provision for (benefit
  from) income taxes......    1,190     1,713     2,538      3,136     1,659     1,992      (694)     1,406    (1,602)    1,782
Provision for (benefit
  from) income taxes......      389       685     1,010      1,250       664       869      (291)       531      (960)      742
                            -------   -------   -------    -------   -------   -------   -------    -------   -------   -------
Net income (loss).........  $   801   $ 1,028   $ 1,528    $ 1,886   $   995   $ 1,123   $  (403)   $   875   $  (642)  $ 1,040
                            =======   =======   =======    =======   =======   =======   =======    =======   =======   =======

                                                                  PERCENTAGE OF NET SALES
                                                                      QUARTERS ENDED
                            ---------------------------------------------------------------------------------------------------
                                             1997                                     1998                          1999
                            --------------------------------------   --------------------------------------   -----------------
                            MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30
                            -------   -------   --------   -------   -------   -------   --------   -------   -------   -------
Net sales.................    100.0%    100.0%    100.0%     100.0%    100.0%    100.0%    100.0%     100.0%    100.0%    100.0%
Cost and expenses:
  Cost of sales...........     77.4      76.7      76.9       75.4      74.1      75.4      90.5       78.9      87.6      79.4
  Selling, general, and
    administrative........      9.1       7.9       7.6        7.0       8.8       8.0       7.0        7.4      10.6       7.9
  Research and
    technology............      7.0       7.0       5.5        5.2       9.1       8.4       5.1        7.9       7.9       6.4
                            -------   -------   -------    -------   -------   -------   -------    -------   -------   -------
                               93.5      91.6      90.0       87.6      92.0      91.8     102.6       94.2     106.1      93.7
                            -------   -------   -------    -------   -------   -------   -------    -------   -------   -------
Operating income (loss)...      6.5       8.4      10.0       12.4       8.0       8.2      (2.6)       5.8      (6.1)      6.3
Other income (expense),
  net.....................      0.9       0.7       0.5       (0.2)      1.0       0.6      (0.2)      (1.0)     (0.9)     (0.7)
                            -------   -------   -------    -------   -------   -------   -------    -------   -------   -------
Income (loss) before
  provision for (benefit
  from) income taxes......      7.4       9.1      10.5       12.2       9.0       8.8      (2.8)       4.8      (7.0)      5.6
Provision for (benefit
  from) income taxes......      2.4       3.6       4.2        4.9       3.6       3.8      (1.2)       1.8      (4.2)      2.3
                            -------   -------   -------    -------   -------   -------   -------    -------   -------   -------
Net income (loss).........      5.0%      5.5%      6.3%       7.3%      5.4%      5.0%     (1.6)%      3.0%     (2.8)%     3.3%
                            =======   =======   =======    =======   =======   =======   =======    =======   =======   =======

     Historically, we have experienced seasonal fluctuations in our net sales. OEM customers that purchase our products for incorporation into retail products typically increase their purchases during the year-end holiday period and phase out old programs early in the year following holiday sales. As a result, net sales typically peak in the fourth quarter and reach a seasonal low point in the first quarter.

     There is significant pricing pressure in higher volume programs in the wireless communications and office automation industries. In addition, high-volume programs that generally have lower gross margins began to represent a larger percentage of net sales in the second half of 1998, thereby reducing gross margin. In the third quarter of 1998, we also started several new programs and incurred substantial start-up costs on those new programs. In the first quarter of 1999, we had an unfavorable product mix, shipping principally lower margin products. In addition, reduced manufacturing yields and under-absorption of fixed overhead contributed to lower margins.

     We started new manufacturing operations in Beijing in 1998. Our gross margins in the second and third quarters of 1998 were adversely affected by start-up costs associated with these operations, which were incurred in advance of the receipt of significant sales.

     In 1998, we continued to expand and intensify our research and development efforts on proprietary display products, such as LCoS microdisplays, as well as ongoing LCD manufacturing process improvements, including increased use of the LCD manufacturing line at our Arizona facility. Research and technology expense declined in the third quarter of 1998 as process developments on the LCD line subsided and third-party expenditures were postponed. Other expense increased in the last half of 1998 as our cash balances declined and we increased our borrowings.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1999, we had cash and cash equivalents of $5.8 million compared to cash and cash equivalents of $4.9 million at December 31, 1998 and $16.4 million at December 31, 1997.

     During the first six months of 1999, we had $827,000 in net cash flow from operations compared to $2.0 million in net cash outflow from operations during the first six months of 1998. Cash flow from operations improved primarily as a result of a smaller increase in inventories during the six months ended June 30, 1999 than during the comparable 1998 period, although this improvement was offset by a greater increase in accounts receivable, primarily as a result of increased sales. In addition, one of our major customers has lengthened the payment terms to all of its vendors, including us. We anticipate that accounts receivable will continue to increase during the balance of 1999 if net sales increase, but we expect that inventory balances will level out as we strive to increase inventory turns.

     We had $62,000 in net cash outflow from operations during 1998 compared to positive cash flow of $6.8 million during 1997. The decrease in cash flow from operations was primarily due to a decrease in net income, a decrease in the provision for inventory valuation reserves, an increase in other assets, and a smaller increase in accounts payable and accrued liabilities than in 1997. The increase in accounts receivable occurred primarily as a result of increased sales activity in 1998, and the increase in inventory occurred primarily as a result of a build-up for anticipated sales in 1999. Depreciation expense was $4.7 million in 1998 compared to $4.1 million in 1997. This increase was primarily a result of an increased number of starts on the LCD manufacturing line in Arizona. The high-volume LCD line is depreciated on a units of production method based on units started.

     Our working capital was $22.0 million at June 30, 1999, down from $24.8 million at December 31, 1998 and $29.1 million at December 31, 1997. Our current ratio at June 30, 1999 was 1.8-to-1 compared to 2.5-to-1 at December 31, 1998 and 3.1-to-1 at December 31, 1997. The reduction in our working capital and current ratio occurred primarily because of our substantial investments in fixed assets in Beijing, including our new facility. Including our cash, cash equivalents, and available credit facilities, we had approximately $15.8 million in readily available funds at June 30, 1999 compared to $21.9 million at December 31, 1998.

     In November 1998, we entered into a new $25.0 million secured credit facility with Imperial Bank and the National Bank of Canada. The credit facility consists of a $15.0 million revolving line of credit that matures in 2000, which is available for general corporate purposes, and a $10.0 million term loan facility that matures in 2004, which provides available funds to repurchase our common stock. At June 30, 1999, $8.1 million of borrowings were outstanding under the term loan facility as a result of our purchase of almost one million shares of our own common stock. Advances under the facilities may be made as prime rate advances, which accrue interest payable monthly at the bank's prime lending rate, or as LIBOR rate advances, which bear interest at 175 basis points in excess of the LIBOR base rate for the general facility and 237.5 basis points in excess of the LIBOR base rate for the repurchase facility. All outstanding borrowings are prime rate advances.

     Capital expenditures during the first half of 1999 were approximately $5.1 million compared to $4.9 million during the first half of 1998. Capital expenditures for the first half of 1999 consisted primarily of $3.8 million for equipment and construction costs relating to our manufacturing facility in Beijing and $1.3 million for manufacturing and office equipment for our operations in Manila and Arizona. We anticipate the initial facilities and capital cost for our operations in Beijing to be approximately $10.0 to $12.0 million. We expect to incur additional capital costs as we add additional manufacturing lines in Beijing. To date, we have expended approximately $9.1 million in Beijing for manufacturing, equipment, building construction, and land costs.

     Capital expenditures during 1998 were approximately $8.1 million compared to $3.0 million during 1997. Capital expenditures for 1998 consisted primarily of manufacturing and office equipment for our operations in Manila and Arizona and laboratory equipment for research and development. In addition, we spent $5.3 million for equipment and construction in 1998 related to our Beijing operations.

     In July 1999, we purchased certain assets and licensed silicon technologies from National Semiconductor relating to LCoS microdisplays for approximately $3.0 million in cash and warrants to purchase 70,000 shares of our common stock. Substantially all of the purchase price will be allocated to depreciable assets, tooling and mask rights, and amortizable licenses.

     We believe that our existing balances of cash and cash equivalents, anticipated cash flows from operations, the proceeds of this offering, and available and anticipated credit lines will provide adequate sources to fund our operations and planned expenditures through 2000. We may have to expand our loan commitments or pursue alternate methods of financing or raising capital, however, should we encounter additional cash requirements. For example, accounts receivable and inventory could rise faster than anticipated if revenue levels increase more than currently anticipated. In addition, we will continue to seek other alliances or acquisitions and additional relationships with regard to the strategic development of various new technologies, especially LCoS microdisplays, that may also require us to make additional capital investments. We cannot provide assurance that adequate additional loan commitments or alternative methods of financing will be available or, if available, that they will be on terms acceptable to us.

EFFECTS OF INFLATION AND FOREIGN CURRENCY EXCHANGE FLUCTUATIONS

     The results of our operations for the periods discussed have not been significantly affected by inflation or foreign currency fluctuations. We generally sell our products and services and negotiate purchase orders with our foreign suppliers in U.S. dollars. The sub-assembly agreement relating to our operations in Manila, however, is based on a fixed conversion rate, exposing us to exchange rate fluctuations with the Philippine peso. We have not incurred any material exchange gains or losses to date. There has been some minor benefit as a result of the peso devaluation, although we are now required to pay approximately one-third of any peso devaluation gain to our lessor and direct labor subcontractor in Manila.

     We commenced operations in Beijing in 1998. Although the Chinese currency currently is stable, its value in relation to the U.S. dollar is determined by the Chinese government. There is general speculation that China may devalue its currency in response to recent devaluations by several Asian countries as a result of East Asia's economic crisis. Devaluation of the Chinese currency could result in translation adjustments to our balance sheet as well as reportable losses depending on our monetary balances and outstanding indebtedness at the time of devaluation. The government of China historically has made it difficult to convert its local currency into foreign currencies. Although we from time to time may enter into hedging transactions in order to minimize our exposure to currency rate fluctuations, the Chinese currency is not freely traded and thus is difficult to hedge. In addition, the government of China has recently imposed restrictions on Chinese currency loans to foreign-operated entities in China. Based on the foregoing, there can be no assurance that fluctuations and currency exchange rates in the future will not have an adverse effect on our operations.

YEAR 2000 COMPLIANCE DISCLOSURE

     Many existing computer programs and databases use only two digits to identify a year in the date field. For example, 99 would represent 1999. These programs and databases were designed and developed without considering the impact of the upcoming millennium. Consequently, date sensitive computer programs may interpret the date "00" as 1900 rather than 2000. If not corrected, many computer systems could fail or create erroneous results in 2000.

Our state of readiness

     We have completed an assessment of all of our internal and external systems and processes with respect to the year 2000 issue. In response to this assessment, we have created a multi-functional year 2000 task force to resolve any non-compliant year 2000 systems or processes. This group is currently on schedule to complete this task during the third quarter of 1999. We plan to continuously test all of our internal and external systems and processes, including the associated year 2000 fixes, for year 2000 compliance during 1999. As part of this process, we have assessed the potential impact of year 2000 failures from vendors and other companies upon our business and currently are taking steps to minimize that risk. Based on our current state of readiness and the actions we are currently taking, including installing backup processes and systems, we do not believe that the year 2000 problem will have a material adverse effect on our financial position, liquidity, or operations.

Our costs of year 2000 compliance

     We estimate that our total costs of year 2000 compliance will be less than $300,000. These costs include updating of computer software and hardware manufacturing equipment, as well as employment and other out-of-pocket costs. To date we have spent $224,000 for the upgrade and testing of our systems.

Risks of year 2000 issues

     We procure a significant amount of raw materials used in our manufacturing processes from foreign vendors. As a result, we may be at risk from foreign companies and countries that are not taking adequate measures to ensure year 2000 compliance or that may not be at the same level of preparedness as companies in the United States. For example, economic problems in Asia may affect or divert resources with respect to the year 2000 issue. Failure of those foreign countries and companies to be year 2000 compliant may cause material shortages that could adversely impact our manufacturing operations. In addition, we currently have significant manufacturing operations in Manila and Beijing. As a result, we may be at risk with respect to suppliers of necessary resources, such as power or water, that may not be year 2000 compliant. For example, brownouts or blackouts may occur due to lack of year 2000 compliance. In addition, some of our customers may experience catastrophic year 2000 failures, including prolonged interruptions in factory production, in which case they may have a reduced demand for our products.

Our contingency plans

     We are developing contingency plans with respect to significant year 2000 issues that are within our control. For example, we are in the process of assessing and verifying the year 2000 compliance of our international and domestic raw material vendors. Verification will be accomplished through the use of written inquiries to suppliers, certifications, audits, and information provided by suppliers on their websites. We intend to replace any vendors found not to be year 2000 compliant with vendors that are year 2000 compliant. In the construction of our new Beijing facility, we procured material, processes, and equipment that are year 2000 compliant. We also are investigating the use of stand-by generators for our plants in the event of local power failures. We are investigating transferring our manufacturing processes to alternate manufacturing facilities if external factors beyond our control relative to the year 2000 issue occur and we cannot conduct manufacturing operations at any particular facility.

                                    BUSINESS

INTRODUCTION

     We design and manufacture display modules for use in the end products of OEMs. We currently specialize in custom liquid crystal display, or LCD, components and technology. We collaborate closely with our customers in providing our design and manufacturing services. Our LCD modules are used in cellular telephones and other wireless communication devices as well as in office automation equipment, industrial controls, medical equipment, and instrumentation. In addition to our traditional LCD module business, we are pursuing the commercialization of our liquid crystal on silicon, or LCoS, microdisplays following substantial research and development over the past two years. We market our services in North America, Europe, and Asia through a direct technical sales force. Motorola is our largest customer.

INDUSTRY OVERVIEW

Liquid Crystal Displays

     Prior to the introduction of LCDs in the 1970s, most commonly used displays and indicators had substantial limitations as to their use, especially in terms of size, life, and power consumption. LCDs were developed in response to these limitations, especially the demand for greater information content and less power consumption than was possible using light emitting diode, or LED, technology. LCDs, sometimes called flat panel displays, provide high information content displays at competitive prices. LCDs now appear in products throughout the communications, office automation, industrial, medical, and commercial electronics industries. LCDs are one of the fastest growing of the established display industry segments, primarily because of their widespread application in mobile communications devices, a fast-growing segment of the electronics industry.

     An LCD modifies light that passes through or is reflected by it, rather than emitting light like an LED. An LCD generally consists of a layer of liquid crystalline material suspended between two glass plates. The liquid crystals align themselves in a predictable manner when stimulated electrically. The alignment produces a visual representation of the desired information. LCDs can display information in black and white or in a wide range of color combinations. LCD displays consist of a matrix of dots, called pixels, which are arranged in rows and columns that can be selectively energized to form letters or pictures. A principal advantage of LCDs over other display technologies, such as LEDs, is the ability to include thousands or even millions of pixels in a single display allowing for greater information content.

     There are two types of LCDs, active matrix and passive matrix. Active matrix LCD displays are relatively complex devices that require manufacturing operations involving very large capital investments. Active matrix LCD displays are used in larger, high-information content applications, such as laptop computers. Passive matrix LCD displays are less complex and less expensive to manufacture. Passive matrix LCD displays are used in such applications as cellular telephones, pagers, office equipment, data collection terminals, point of sale equipment, medical devices, transportation instrumentation, and industrial instruments and controls.

The Custom Passive LCD Market

     Stanford Resources estimates that the worldwide market for passive LCD display modules was approximately $2.8 billion in 1998. This market includes displays used in cellular telephones and other wireless communication devices as well as in office automation equipment, industrial controls, medical equipment, and instrumentation, but excludes displays for use in low-end consumer products, such as watches and calculators, according to Stanford Resources. Of the $2.8 billion market, $1.4 billion represented LCD displays used in cellular telephone applications. Cellular telephones are the largest and fastest growing market for LCD modules. According to Gartner Group's Dataquest, the worldwide market for cellular wireless handsets has grown from 18.7 million units produced in 1993 to
175.4 million units in 1998. This represents a compound annual growth rate of 56%. Dataquest projects that cellular handset production will exceed 550 million units per year by 2003. Additional fast growing markets for LCD display modules include pagers, personal digital assistants, or PDAs, and palm top computers.

     The increasing complexity and functionality of handheld products, such as wireless computing devices, require OEMs to increase the visual performance and information content of the displays incorporated into their products. At the same time, the market continues to demand that OEMs incorporate displays with reduced power requirements and lower costs. Custom passive LCDs address these requirements for high performance, increased information content, low power, and low cost.

     OEMs also seek ways to differentiate their products from the products of their competitors. Custom-designed display modules provide OEMs a cost-effective means to achieve this differentiation. In designing its product, an OEM must determine whether to use standard "off-the-shelf" display modules, to design its own custom display modules for production by a custom display manufacturer, or to enter into arrangements with a third party for custom display design and production. In making a decision to engage third parties for custom design and production, OEMs recognize that standard "off-the-shelf" displays make it more difficult to differentiate their products from those of their competitors. In considering whether to design their own display modules, OEMs often recognize that their greatest strengths consist of consumer brand name recognition, market research and product development expertise, and highly developed sales and distribution channels. Advanced design and manufacturing processes require increasing investments for research and development, personnel, and equipment. Competitive market conditions require a shorter period of time from product conception to delivery, product differentiation, improved product user friendliness, and continually enhanced product performance and reduced product cost during the life cycle of the product. As a result of these factors and increasingly sophisticated and complex technology, it has become more difficult for even the leading OEMs to maintain the necessary technology, expertise, personnel, and equipment to design and produce internally all of the various components necessary for their products. As a result, there has been a trend toward outsourcing the design and production of components such as display modules.

     In addition to design and production, OEMs have increased their use of third-party suppliers to add additional components to their products. This permits the integration of more of the manufacturing steps into fewer locations. This trend toward integration and outsourcing decreases the number of suppliers necessary to produce a final product and results in lower costs.

The Emerging Microdisplay Market

     Market trends demand high-information, power-efficient displays with increasing functionality and smaller sizes at relatively low costs. Microdisplays based on liquid crystal on silicon technology provide a response to those demands.

     Liquid crystal on silicon microdisplays are a form of LCD in which liquid crystalline material is suspended between a glass plate and a silicon backplane rather than between two glass plates. The silicon backplane, essentially an integrated circuit, provides drive signals for each pixel element of the display as well as logic functions, such as serial to parallel conversion and data storage. Because silicon integrated circuits, a highly developed technology, form the basis of these displays, liquid crystal on silicon technology permits a very high-information, high-performance display in a small size and at a relatively low cost.

     Microdisplays are no larger than a thumbnail, but contain all of the information appearing on a high-resolution personal computer screen. The tiny image on a microdisplay can be projected onto a screen or other surface for individual or group viewing or used in a portable application that is viewed through a magnifying device similar to a viewfinder. Various types of projector applications represent the most common current use of microdisplays. Projectors can cast the information on a distant large screen, as in front projectors, or shine the image through a translucent screen, as in rear projectors. Potential near-term microdisplay applications include use in office projection equipment, high-definition televisions, and computer monitors. Potential longer-term applications include use in wireless access to the Internet through cellular telephones, pagers, and PDAs as well as in wearable computing equipment using head-mounted displays, which allow hands-free access to large amounts of information.

     A well-developed front projector market currently exists. These products are typically referred to as audio-visual projectors and are generally fixed or portable products used in business applications. Most front projectors currently use transmissive polysilicon microdisplay technology. Reflective liquid crystal on silicon technology, however, is expected to provide more information at a lower cost.

     Emerging market segments are beginning to develop for large, cost-effective, higher-resolution computer monitors and television screens. Current display technologies for computer monitors and high-definition televisions encounter serious barriers related to cost, resolution, and dimensions when used for high-resolution large screens. Many companies are considering the incorporation of microdisplays into large, high-resolution screens to enable affordable display solutions.

     Significant development efforts are currently being directed to portable microdisplays as a potential method for delivering high-information content at low cost and with low power consumption in mobile, hand-held communications devices. It is widely assumed that converged voice and data communications devices have the potential to become a new class of products in mobile communications, probably integrated with PDA functions, such as phonebooks and calendars. In concept, the functions of the telephone, e-mail, pagers, PDAs, and the Internet are expected to become integrated. Delivery of high-information content over the Internet on a small, direct-view display, however, presents difficult technological challenges. Portable microdisplays used with a viewfinder offer a potential solution because they can deliver as much information as a computer monitor in a very small, lightweight, and power-efficient package.

     The portable microdisplay market is just beginning to develop. Market potential currently is uncertain and is limited by such factors as the availability of sufficient wireless communications bandwidth, the uncertainty of customer acceptance, and the possibility of alternative technologies. Nevertheless, many major vendors of cellular telephones, pagers, and PDAs have prototype programs underway to develop new converged mobile communications products with large information content at low cost, and many of these vendors are beginning to assess portable microdisplays for use in these products.

THE THREE-FIVE APPROACH

     We seek to provide our customers with high-performance, information-rich, low-power consumption displays that have competitive advantages in terms of size, cost, and product differentiation. To accomplish this goal, our research and development activities focus on technological developments intended to meet the current and future requirements of our customers. We add value for our customers through our ability to integrate the design and production process, which reduces the time between product conception and market introduction. Our emphasis on customization and technological leadership has positioned us to develop new custom product solutions for our customers as they seek displays with more information content at lower cost.

     Our custom product solutions provide OEMs with the following benefits:

     - access to specialized design and manufacturing technology and expertise;

     - accelerated design process and reduced design and manufacturing costs through the use of our specialized personnel, equipment, and facilities;

     - reduced reliance on multiple suppliers for components and integration of their production processes; and

     - the ability to concentrate their own resources on the design, production, and distribution of their core products.

     By eliminating the duplication and overlap of investment and resources, we and our OEM customers are able to work together and grow at a faster rate than would otherwise be possible. We concentrate on the development of our display technologies and their applications to products, while our customers devote time and resources on market development for these products.

     Our historical target market consists of high-end monochrome passive LCD display modules of 1/4 VGA (320 x 240 pixels) or less resolution, primarily those having smaller than three-inch diagonal screen sizes. We do not address low-end LCD display markets, such as watches and calculators. Our target market for LCoS microdisplays consists of displays of SVGA (800 x 600 pixels) or higher resolution.

STRATEGY

     Our strategy is to enhance our position as a major, worldwide supplier of custom-designed and manufactured displays for application in various high-growth segments of the electronics industry. Key elements of our strategy include the following:

Target Leading Customers in High-Growth Industries

     We identify industries that we believe have the greatest long-term potential for growth. We recognize that our growth and development is closely aligned with the growth and development of the industries we serve. Current targeted industries include cellular telephones and other wireless communications, data collection, office automation, medical equipment, and industrial controls.

     Within an industry, we target leading companies that we believe would benefit from our design and manufacturing services. Targeted customers typically are Fortune 1000 manufacturing companies whose products require display devices. Our sales and engineering staffs then attempt to demonstrate the benefits that the potential customer would derive by outsourcing to us the design and production of display devices required in their products.

     Once we establish a relationship with a new customer, we endeavor to develop new programs for other product groups within the customer's business. For this reason, we specifically target customers with multiple divisions or product lines.

Expand Customer Base

     We intend to intensify our efforts to diversify our customer base. We also plan to target specialized markets that have substantial volume requirements. We will continue to seek opportunities in growing and emerging markets, both in the United States and internationally.

Establish Close Relationships with Customers

     We seek to establish strong and long-lasting customer relationships through our fundamental business practice, which we refer to as "customer partnering." Customer partnering involves aligning our prospects with those of our customers and seeking to make our engineering and production staffs seamless extensions of the product design and production departments of our customers. This includes our engineers spending a significant portion of their time assisting customers with their own research and development efforts at their facilities. In addition, our customers' engineers spend a significant amount of time conducting research and development in our facilities.

     We stress product solutions for our customers' products. We view each customer's new product as our own, and take pride in creating and implementing innovative engineering solutions that differentiate the customer's product from competitive products. In connection with this philosophy, we have positioned ourselves to provide a rapid response to our customers and their worldwide operations.

     To achieve our customer partnering goal, we emphasize corporate cultures, customs, and communications that complement those of our customers. A thorough understanding of our customers' products and business goals enables us to anticipate customer needs and to develop new design and production solutions for their products.

     We continually attempt to enhance the competitive position of our customers by providing them with innovative, distinctive, and high-quality display devices on a timely and cost-effective basis. To do so, we work continually to improve our productivity, lower our costs, and speed the delivery of our product solutions. We endeavor to streamline the entire design through delivery process by maintaining an ongoing engineering and manufacturing improvement effort.

     We continue to provide customer support after product design has been completed and production has been commenced. Through such follow-on activity, we conduct quality enhancement and cost-reduction efforts to maintain the competitiveness of our customers' products.

Provide Advanced Custom Design and Manufacturing Services

     We seek to design, prototype, and manufacture, on a timely and cost-effective basis, a wide range of innovative, distinctive, and high-quality display devices for operational control and information display functions required in the end products of OEMs. Our design processes utilize advanced computer-aided design software to provide custom solutions for customers' products in time frames and on cost bases that we believe are substantially shorter and lower priced than industry norms.

     We utilize flexible manufacturing systems that can accommodate low-volume product runs in Arizona and high-volume, price-sensitive runs in Manila and Beijing. Our LCD facility in Arizona allows us to supply a majority of our LCD requirements. Production in Manila and Beijing, with advanced, efficient, and highly automated manufacturing processes utilizing state-of-the-art manufacturing and test equipment provides us with low-cost, high-volume production capacity. We anticipate that our ability to design, prototype, and manufacture product solutions will be enhanced by the expansion of our engineering personnel, our increased design capacity, and our ability to meet our LCD requirements. We continue to increase our production personnel and add sophisticated manufacturing equipment to meet expanding capacity requirements. We will continue to explore the most advanced and cost-efficient production methods for each product solution.

Leverage Research and Technology

     We continually strive to develop and acquire new technologies that provide practical solutions for our customers. We conduct an active research and development program that

     - continually improves our products and creates new products,

     - increases our efficiency,

     - reduces our costs,

     - improves the speed, efficiency, and performance of our design and manufacturing processes,

     - develops new design and manufacturing processes and techniques,

     - enhances the quality, cost-effectiveness, and value of our services, and

     - utilizes new technological developments.

     We plan to expand our research and development efforts through increased expenditures and the hiring of additional personnel to meet the expectations of our customers and to satisfy our goal to design and produce the most advanced product solutions on a timely and cost-effective basis. We currently are exploring the development and expansion of existing LCD technologies as well as new technologies, such as active addressing, sunlight readable LCDs, color LCDs, plastic LCDs, bi-stable LCDs, graphics and color graphics, organic and polymer light emitting displays, and pixel-related display technologies. New technologies also include our LCoS microdisplays, which address the increased demands for high-information displays in a small size and at a relatively low cost.

PRODUCTS AND SERVICES

     We currently engage in the design and manufacture of LCD display modules and the development and commercialization of manufacturing technologies for use in various products of OEMs.

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LCD Display Modules and Services

     We currently emphasize custom designed LCD display modules. A manufacturer of a complete system or product requiring a specific type of visual display, such as a cellular telephone, medical instrument, business machine, or hand-held data collection device, represents a typical buyer for a custom LCD display module. For each custom display module, we work directly with our customer to develop and produce the original design and to manufacture the display module in accordance with the customer's specifications. At a minimum, each module includes an LCD, a custom LCD driver, and a flexible connector. We also provide value-added services by assembling additional components onto the module, such as key pads, plastics, speakers, light guides, and optics. LCD custom display modules currently account for approximately 95.0% of our net sales.

     We have developed a sophisticated design process to meet the specific needs of our customers' applications. Each design project normally involves a cross-functional team of our engineers who are assigned to a customer program. The team consults with the customer's engineers throughout the design, prototype development, and manufacturing process. We continue to supply value-added engineering support after the design solution has been developed and integrated into the manufacturing process in an ongoing effort to provide customers with product performance enhancements and cost-reduction opportunities.

     The difficulties in developing a custom LCD module include unclear customer expectations, evolving customer requirements, and changing customer end-product specifications. These factors result in lengthy lead times for market introduction of customers' products. To overcome the traditional obstacles involved in custom design and development, we have developed a four phase program development process: the feasibility and concept phase, the prototype phase, the pilot phase, and the high-volume production phase. We combine our program development process with our philosophy of being a "seamless extension of our customer." This results in a very flexible, responsive, accurate, and fast development cycle that enables our customers to introduce their products into the market rapidly. Our design and development process includes the following phases:

     - Feasibility and concept phase. We work closely with our customer to understand its requirements. Customer input varies from rough sketches to detailed specifications. Experienced LCD module design engineers work to develop conceptual solutions to customer requirements that include both design and cost parameters.

     - Prototype phase. We conduct a design review with the customer; complete at our Arizona facility a proposed design, including the electrical, mechanical, and optical features of the LCD display module; and deliver a prototype to the customer.

     - Pilot phase. We perform a thorough design review with our customer, involving an analysis of performance, cost, and volume production considerations. A successful pilot phase results in the completion of any design changes, the ordering of the tooling required for production, and the delivery of manufacturing samples. We generally conduct the pilot phase primarily in Manila.

     - High-volume production phase. We complete any required changes in the manufacturing process, receive necessary tooling, and commence high-volume production. The production takes place either in Manila or Beijing.

     We also design and produce standard or "off-the-shelf" devices, which involve designs that are adaptable to various uses with little or no modification. Standard devices encompass a wide variety of display devices having varied applications. Standard display devices include solid state lamps, multi-digit numerical displays, integrated displays, and bar graph displays. In 1998 and the first six months of 1999, our standard devices accounted for less than 5.0% of our net sales and consisted of non-LCD devices. In the latter half of 1999, however, we plan to introduce new standard products that will incorporate some of our new LCD display technologies.

New Proprietary LCDs

     We are pursuing two new technology initiatives for our LCD module business. First, we have patented a new type of sunlight readable LCD display that we call Liquid Crystal intense Display, or LCiD. This lower information content device provides a multi-colored, emissive-looking display at passive LCD prices. We also have created a higher information content display with numerous gray shades but at the price of a more typical LCD. This new product is called Liquid Crystal active Drive, or LCaD. This technology is based, in part, on technology we license from Motif, Inc. and additional proprietary technology that we have developed.

     LCiD display devices include a display from as little as one line by five character dot matrix to as large as four line by 20 character dot matrix, all available in a variety of colors. While we have not begun shipping these devices in volume, we expect that LCiD displays will be used primarily in lower information content applications requiring high contrast, desired color, and ease of readability from full sunlight to complete darkness. Typical applications for standard LCiD display devices include automotive instrumentation, appliances, hand-held instrumentation devices, vending equipment, stereo equipment, embedded computing equipment, remote sensing equipment, outdoor monitor equipment, and industrial controls.

     LCaD display devices will include a variety of backlit 1/4 VGA (320 x 240 pixels), 16 gray shade capable display systems. The LCaD display will consist of a complete display system incorporating an LCD panel, lighting, memory, an LCD controller, and interface electronics. While we have not begun shipping these devices in volume, typical applications for the LCaD display include medical and industrial instrumentation, test equipment, point-of-sale terminals, mapping and hand-held global positioning system devices, stereo equipment, and embedded computing equipment.

LCoS Microdisplays

     The display market demands continually greater information content at reduced prices. In response to these demands, we are pursuing the commercialization of our liquid crystal on silicon, or LCoS, microdisplays following two years of extensive research and development activities. Our LCoS technology provides very high-information content in a small size and at an expected relatively low cost. The information presented by these displays is magnified for view, generally either in a projector or in a viewfinder. We believe that the inherent capability of our LCoS technology provides a cost-effective solution to increased information demands.

     Our current plan for the development of our LCoS microdisplay business is to respond in an efficient manner to industry developments and changes, to develop a dedicated organization infrastructure, and to develop or lead the market to a common LCoS module platform. To meet our business objective of becoming the leading supplier of microdisplay visual systems, we must rapidly commercialize LCoS microdisplay technology on a cost-effective basis. This requires us to focus on a common LCoS module platform that provides economies of scale, rapid time to market, and broad market penetration. Specifically, our strategy calls for a business preparation phase and a business growth phase. We are currently in the preparation phase in which we are emphasizing research, development, and licensing opportunities to expand our technology portfolio, design engineering of LCoS products for a significant number of OEMs, and management to establish an organization infrastructure. The business growth phase calls for resources to be deployed primarily in high-volume manufacturing, marketing, sales, and business development.

     We are developing a broad range of LCoS microdisplay products to offer customers. The table below sets forth various resolutions with pixel count, or the number of color dots on a screen, and potential uses for our LCoS microdisplays. We currently have available LCoS solutions, which we have prototyped for customer evaluation, with the capability to produce all of the following resolutions:

 RESOLUTION       PIXELS
 ----------       ------       APPLICATIONS
SVGA (digital)  800 x  600     Hand-held, lower power devices like PDAs or cellular
                               phones
SVGA  (analog)  800 x  600     Full color, medium power applications, like head mounted
                               displays or wearable computers
XGA  (digital)  1024 x  768    Portable audio-visual projectors
SXGA  (analog)  1280 x 1024    Portable audio-visual projectors, monitors
HDTV  (analog)  1920 x 1080    High definition television

     We believe that the initial markets for our LCoS microdisplay products will be in front projectors, monitors, and high-definition television sets. Currently, the front projector, rear projection, and high-definition television markets are being served by active matrix polysilicon microdisplays and DMD microdisplays. Polysilicon microdisplays are manufactured by several large Japanese companies. These products are incapable of producing cost-effective resolutions above XGA without the further expense of adding special optics and are generally more expensive than anticipated for LCoS microdisplays. DMD microdisplays are a proprietary product of Texas Instruments. Although DMDs have no inherent resolution limitations, they are relatively expensive to manufacture. The expected relatively low cost for LCoS microdisplays makes them more suitable for competitive consumer marketplaces, such as portable business projectors, monitors, and high-definition televisions. Currently, we are working with several multinational OEMs that are interested in introducing products, such as monitors and portable business projectors, in the year 2000.

     We believe another market for LCoS microdisplay products will be converged wireless products requiring high-information content displays for e-mail and access to the Internet. Use of an LCoS microdisplay in a viewfinder application would enable a person to carry a portable device capable of delivering the same SVGA resolution as on the person's desktop or laptop computer. This has the potential to allow portable access to the Internet and critical information, such as calendars, maps, email, and documentation, in a handheld product. The high resolution of the device would avoid scrolling or time-consuming text conversions in accessing the World Wide Web for needed information.

     We plan to offer a range of LCoS product solutions with different levels of integration from individual light valves to fully integrated displays. By adopting a modular approach to configuring and selling our LCoS microdisplays, we will have the opportunity to price our products on a value-added basis and to rapidly introduce new LCoS products. We will have undertaken extensive development efforts before the first sale of LCoS products, and we expect to incur substantial losses in the microdisplay business until the volume production of LCoS microdisplays. We currently expect volume production to commence in 2000.

SALES AND MARKETING

     We approach sales and marketing on three levels: engineer to engineer, salesperson to procurement, and factory to factory. Our approach is to treat an existing program as a marketing platform for the next program. Our engineering, marketing, and sales groups provide ongoing services to our customers throughout the life of product programs. These services include implementing continuous improvement tools related to both the product's cost and technical performance. This service function allows us to market future sales within our customer base.

     We market our services primarily in North America, Asia, and Europe through a direct technical sales force. A staff of in-house, Arizona-based engineering personnel directs and aids all sales personnel. We have North American direct sales personnel in Arizona, California, Florida, Illinois, Massachusetts, and North Carolina.

     Our sales to customers in Europe represented approximately 35.2% of net sales in 1998 and approximately 45.0% of net sales in the first half of 1999. In addition to a direct technical sales force, we distribute products in Europe through a network of distributors, augmented in some regions by marketing representatives. This network receives support from the marketing, customer service, and support staff employed by our subsidiary, Three-Five Systems Limited, located in Swindon, England.

     Our sales to customers in Asia represented approximately 7.0% of net sales in 1998 and approximately 23.0% of net sales in the first half of 1999. We have added several direct technical sales and marketing persons in Asia and have also trained Chinese application engineers to provide design input for our customers in Asia. In July 1999, we signed an exclusive distributorship agreement with Mitsui Co., Ltd. of Tokyo, Japan. Under this agreement, Mitsui will market and sell our LCiD, LCaD, and LCoS products to customers in Japan.

CUSTOMERS

     Our strategy involves concentrating our efforts on providing design and production services to leading companies in five primary industries: cellular telephones and other wireless communications, data collection, office automation, medical equipment, and industrial controls. As a result, we generally derive our net sales from services provided to a limited number of customers.

     Our largest customer is Motorola. Sales to Motorola accounted for approximately 80.8% of our net sales in the first six months of 1999 and 63.6% of our net sales in 1998. Sales to Motorola currently are made through seven buyers operating in seven separate plants. We currently design and manufacture display modules used in approximately 12 families of product programs for Motorola. During the first six months of 1999, the five largest of these product programs accounted for a total of 73.7% of our net sales, with the largest program accounting for 31.9% of our net sales. During 1998, the five largest of these product programs accounted for a total of 46.0% of our net sales, with the largest program accounting for 14.6% of our net sales. Throughout this period, substantially all of our net sales to Motorola have been for cellular telephone applications. Motorola has an LCD module allocation process in which it designates key LCD module vendors, including us, and communicates to each vendor the anticipated annual range of purchases. Although the allocation process does not provide a guarantee of business to us, it provides an indication that purchases by Motorola during 1999 could exceed 1998 levels. See "Risk Factors--Motorola accounts for a significant portion of our sales."

     Hewlett-Packard Company was our second-largest customer in 1998. Sales to Hewlett-Packard accounted for less than 10.0% of our net sales in 1998 and the first six months of 1999. As the display modules we manufacture for Hewlett-Packard moved into second generation versions in 1998, the selling price of some of those modules was greatly reduced. In addition, the number of LCD display modules required by Hewlett-Packard was also greatly reduced as Hewlett-Packard moved to less expensive front panel devices in an extremely competitive market for its products. Consequently, the percentage of our net sales attributable to Hewlett-Packard declined substantially in 1998 over 1997.

BACKLOG

     As of June 30, 1999, we had a backlog of orders of approximately $61.2 million. The backlog of orders as of December 31, 1998 was approximately $23.3 million. Our backlog consists of product orders for which confirmed purchase orders have been received and which are scheduled for shipment within 12 months. Most orders are subject to rescheduling or cancellation by the customer with limited penalties. Because of the possibility of customer changes in delivery schedules or cancellations and potential delays in product shipments, our backlog as of a particular date may not be indicative of net sales for any succeeding period.

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

MANUFACTURING SERVICES, FACILITIES, AND QUALITY CONTROL

Manufacturing Services

     We have organized our manufacturing geographically to optimize the combination of technology and labor factors. This organization enables us to compete solely on the basis of cost, if necessary, with suppliers of similar products and services throughout the world. Our advanced manufacturing techniques include surface mount technologies, chip-on-board, chip-on-flex, chip-on-glass, flip-chip, tape automated bonding, and sophisticated testing systems throughout these processes.

     We seek to increase our value to our customers by providing responsive, flexible, total manufacturing services. To date, our manufacturing services have been concentrated on the manufacture of LCDs and assembly of display modules that we have designed. We provide extended manufacturing services beyond these core services, however, if the customer requires them. Extended services may include adding additional components, such as a keypad, microphone, card reader, product housing, or non-display electronic sub-assembly, or the turnkey manufacture of a complete assembly.

Manufacturing Facilities

     We currently conduct manufacturing operations in Arizona; Manila, the Philippines; and Beijing, China. The Arizona facility houses a Class 1000 "clean room" and LCD fabrication and prototyping operation. We utilize this facility primarily to conduct LCD research and development, to produce prototype and pre-production runs of devices for customer approval, to conduct full production runs of low-volume devices, and to develop advanced manufacturing processes that can be applied in Manila and Beijing during full-scale production. In addition, the facility has the largest fully automated LCD production capacity in North America. This highly automated line enables us to eliminate substantially our dependence on foreign suppliers of LCDs. Facility personnel include a team of experts ranging from LCD research scientists to specialized engineers with backgrounds in electronics, mechanics, chemistry, physics, and manufacturing. We maintain a wide variety of state-of-the-art testing and quality control equipment at the facility.

     We conduct high-volume display module manufacturing in Manila and Beijing. In Manila, we are a party to a sub-assembly agreement with Technology Electronic Assembly and Management Pacific Corporation, or TEAM, under which TEAM supplies direct manufacturing services at a facility that TEAM owns and that is located on land TEAM leases from the Philippine government. We also are party to a lease agreement with TEAM under which TEAM leases space to us with respect to the manufacturing operations services that TEAM performs under the sub-assembly agreement. At the leased facility, TEAM manufactures, assembles, and tests devices that we design pursuant to procedures set forth in the sub-assembly agreement in accordance with our specifications. In 1997, we entered into an amendment to the sub-assembly agreement with TEAM, resulting in all indirect manufacturing employees, consisting primarily of technicians, supervisors, and engineers, becoming our employees. As a result, under the sub-assembly agreement TEAM now only supplies the direct labor and certain incidental services required to manufacture our products. We own the manufacturing, assembling, and testing equipment, including automated die attach and wire bond equipment with automatic pattern recognition features for die and wire placement for LED die, as well as the processes and documentation that TEAM uses at the Manila facility. We pay TEAM for the direct manufacturing personnel based upon a negotiated available hourly rate. We employ all professional personnel, including an operations manager, with a support staff consisting of manufacturing supervisors; manufacturing, quality, and process engineers; and logistics and administrative personnel at the Manila facility.

     Our sub-assembly agreement and lease agreement with TEAM extend through December 31, 2000, and each is renewable from year to year thereafter. The sub-assembly agreement requires us to maintain minimum production levels. The termination of the lease agreement or sub-assembly agreement or the inability of TEAM to fulfill its requirements under the sub-assembly agreement would require us to acquire additional manufacturing facilities or to contract for additional manufacturing services. The Philippines has been subject to volcanic eruptions, typhoons, and substantial civil disturbances, including attempted military coups against the government. Although we have not experienced any material interruption of operations to date, these circumstances could affect our ability to obtain products pursuant to the sub-assembly agreement. The termination or our inability to obtain products under the sub-assembly agreement, even for a relatively short period, would have a material adverse effect on our operations and profitability.

     We commenced manufacturing operations in Beijing during 1998. Our Beijing facility is a high-volume display module manufacturing facility similar to our current facility in Manila. We initially leased a facility in Beijing on a temporary basis, and we commenced manufacturing at this facility in the third quarter of 1998. We recently completed the construction of our permanent facility in Beijing and have moved into that new facility. We employ all direct and indirect manufacturing employees at the facility, including technicians, supervisors, and engineers. We expect the initial cost of equipping and constructing the Beijing facility to be $10.0 to $12.0 million.

Quality Control

     We recognize the need to maintain a strong reputation for quality as a means of retaining existing customers and securing additional orders from them as well as attracting new customers. We have an extensive quality control program and maintain at each of our facilities quality systems and processes that meet or exceed the demanding standards set by many leading OEMs in targeted industries. We base our quality control program upon statistical process control, which advocates continual quantitative measurements of crucial parameters and uses those measurements in a closed-loop feedback system to control the manufacturing process. We perform product life testing to help ensure long-term product reliability. We analyze results of product life tests and take actions to refine the manufacturing process or enhance the product design.

     Increased global competition has led to increased customer expectations with respect to price, delivery, and quality. Customers often evaluate price in the quotation process and evaluate delivery and quality only after receiving the product. Therefore, many customers preview a company's quality by viewing the quality systems employed. We have received ISO 9002 certification of our Manila manufacturing facility. ISO is a quality standard established by the International Organization for Standardization, which attempts to ensure that the processes used in development and production remain consistent. This is accomplished through documentation maintenance, training, and management review of the processes used. Although achieving an ISO 9002 certification does not assure that we will obtain future business, it is a factor that enables our customers to recognize that our production processes meet this established, global standard of performance.

COMPONENTS AND RAW MATERIALS

     Components and raw materials constitute a substantial portion of our product costs. The principal components and raw materials we use in producing our displays consist of LCD glass, application specific integrated circuits, or ASICs, circuit boards, molded plastic parts, lead frames, and packaging materials. Our procurement strategy is to secure alternative sources of supplies for the majority of these materials. Many of these, however, must be obtained from foreign suppliers, which subjects us to the risks inherent in obtaining materials from foreign sources, including supply interruptions and currency fluctuations. Our ability to produce a majority of our own LCD requirements in our Arizona facility, however, has substantially reduced our dependence on foreign suppliers. With one exception, our other suppliers generally are meeting our requirements, and we believe our strategic supplier alliances have further strengthened our relations with offshore suppliers. We have experienced material shortages of ASICs in 1999, however, as a result of the increased worldwide demand for cellular handsets. These shortages prevented us from shipping as much as $3.0 million of our products in the first quarter of 1999. Similar shortages in the future could have a material adverse effect on our business.

RESEARCH AND DEVELOPMENT

     We conduct an active and ongoing research, development, and engineering program that focuses on advancing technology, developing improved design and manufacturing processes, and improving the overall quality of the products and services that we provide. Our goal is to provide our customers with new solutions that address their needs. Research and development personnel concentrate on LCD technology, especially on improving the performance of current products and expanding the technology to serve new markets. We also conduct research and development in manufacturing processes, including those associated with efficient, high-volume production and electronic packaging.

     With the availability of our high-volume LCD manufacturing line in Arizona, we are focusing our research and development efforts on new display technologies. We expect that these advanced display technologies will enable us to provide our customers with differentiating products or products that provide higher information content. These new technologies include active addressing, sunlight readable LCDs, color LCDs, plastic LCDs, bi-stable LCDs, graphics and color graphics, organic and polymer light emitting displays, and pixel-related display technologies. These products may be available for use in custom devices or in standard devices. We have undertaken a significant research and development program and made substantial investments with respect to the development of our LCoS microdisplays for potential use in projectors, monitors, high-definition televisions and portable applications. We expect that the majority of our available research and development personnel hours will be dedicated to LCoS microdisplays in 1999.

INTELLECTUAL PROPERTY

     We rely on a variety of intellectual property methods including patents, trade secrets, trademarks, confidentiality agreements, licensing agreements, and other forms of contractual provisions to protect our intellectual property. Although our existing core business does not depend on any intellectual property protection, we are manufacturing more advanced display products in which there are intellectual property issues. For example, our LCiD technology is patented. We have also filed for patents on our LCaD technology and have signed a license agreement with Motif to license the technology that forms the basis of LCaD. The license applies to all Motif patents relating to its active addressing chips and system. The term of the license extends from June 1997 until the expiration of the Motif patents. We have applied for a patent on our LCaD technology and have filed several patents relating to our LCoS microdisplay technology. We have also applied for numerous other process and product patents, all related to display technologies. There can be no assurance that any of these patents will be issued to us.

     We have also taken several steps to both protect and advance our LCoS microdisplay technology.

     - We filed several patents relating to our LCoS microdisplay technology. These patents cover the areas of product design and manufacturing process technology.

     - In July 1999, we purchased the assets, including all production and test equipment, specialized laboratory equipment, and supporting design documentation and software, of the former Light Valve business unit of National Semiconductor. We also hired several key scientists of that business unit and acquired an exclusive, paid-up, royalty free license on all of the patents and intellectual property related to that business unit. This license covers all intellectual property relating to the processing, packaging, and testing of light valves and the integrated circuits necessary to manufacture and sell both light valves and light engines.

     - In August 1999, we licensed the microdisplay technology of S-Vision Corporation, a former microdisplay competitor that recently ceased operations. Under this agreement, we acquired an irrevocable, royalty free, fully paid-up, worldwide license to the intellectual property associated with S-Vision's digital backplane and optical systems, which provides us rights to manufacture certain microdisplay products and patented optical engines. In addition, S-Vision assigned us a patent relating to the design and manufacture of microdisplay products.

COMPETITION

     We believe that Hosiden, Hyundai, Optrex, PCI, Philips Components, Samsung, Seiko-Epson, Seiko Instruments, and Sharp constitute the principal competitors for our passive LCD devices. Most of these competitors are large companies that have greater financial, technical, marketing, manufacturing, vertical integration, and personnel resources than we do. Our sales, profitability, and success depend substantially upon our ability to compete with other providers of display modules. We cannot provide assurance that we will continue to be able to compete successfully with these organizations.

     We currently compete principally on the basis of the technical innovation, engineering service, and performance of our display modules, including their ease of use and reliability, as well as on their cost, timely design, and manufacturing and delivery schedules. Our competitive position could be adversely affected if one or more of our customers, particularly Motorola, determines to design and manufacture their display modules internally or secures them from other parties. Other large companies are currently pursuing microdisplay solutions. Texas Instruments has developed a product that competes with our LCoS technology, and IBM is producing a similar liquid crystal on silicon display based on its own technology. Numerous other established and start-up companies are also pursuing similar and related technologies that may compete with our LCoS technology.

ENVIRONMENTAL REGULATIONS

     Our operations create a small amount of hazardous waste, including various epoxies, gases, inks, solvents, and other wastes. The amount of hazardous waste we produce may increase in the future depending on changes in our operations. The general issue of the disposal of hazardous waste has received increasing focus from federal, state, local, and international governments and agencies and has been subject to increasing regulation.

EMPLOYEES

     As of June 30, 1999, we employed a total of 1,976 persons, of whom 1,064 were employed through third-party contracts. Of our direct employees, 181 were full-time and seven were temporary employees at our principal U.S. facility in Arizona and U.S. sales offices; 240 were employees at our manufacturing facility in Manila; 475 were employees at our manufacturing facility in Beijing; and nine were employees at our Three-Five Systems, Limited subsidiary in Swindon, England. We consider our relationship with our employees to be good, and none of our employees currently are represented by a union in collective bargaining with us.

     TEAM provides the personnel engaged in the direct assembly of our devices in Manila under the sub-assembly agreement between us and TEAM. As of June 30, 1999, 1,064 persons performed direct labor operations at the Manila facility through the sub-assembly agreement with TEAM.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth certain information regarding our directors, executive officers and certain key employees:

NAME                                AGE                         POSITION HELD
----                                ---                         -------------
Jack L. Saltich...................  56    President, Chief Executive Officer, and Director
Jeffrey D. Buchanan...............  44    Executive Vice President--Finance, Administration, and
                                          Legal; Chief Financial Officer; Secretary; Treasurer; and
                                            Director
Carl E. Derrington................  49    Vice President, Chief Manufacturing Officer
Robert T. Berube..................  61    Principal Accounting Officer and Corporate Controller
James F. Bowser...................  58    Vice President--New Business Development
Charles K. Rahrig.................  44    Vice President--Design Engineering
Dan J. Schott.....................  60    Vice President--Research and Development
Elizabeth A. Sharp................  38    Vice President--Corporate Relations
David C. Malmberg(1)(2)...........  56    Chairman of the Board
Kenneth M. Julien(1)(2)...........  45    Director
Gary R. Long(1)(2)................  67    Director
Thomas H. Werner(1)(2)............  39    Director

-------------------------
(1) Member of the compensation committee
(2) Member of the audit committee

     Jack L. Saltich has served as a director and the President and Chief Executive Officer of our company since July 1999. Mr. Saltich served as Vice President of Advanced Micro Devices from May 1993 until July 1999; as Executive Vice President of Applied Micro Circuits Corp. from January 1991 until March 1993; and as Vice President of VLSI from July 1988 until January 1991. Mr. Saltich held a variety of executive positions for Motorola from July 1971 until June 1988. These positions included serving as an Engineering Manager from May 1974 until January 1980, an Operation Manager from January 1980 until May 1982, a Vice President and Director of the Bipolar Technology Center from May 1982 until June 1986, and a Vice President and Director of the Advanced Product Research and Development Laboratory from June 1986 until June 1988.

     Jeffrey D. Buchanan has served as a director and Executive Vice President--Finance, Administration, and Legal of our company since June 1998; as Chief Financial Officer and Treasurer since June 1996; and as Secretary since May 1996. Mr. Buchanan served as our Vice President--Finance, Administration, and Legal from June 1996 until July 1998 and as our Vice President--Legal and Administration from May 1996 to June 1996. Mr. Buchanan served from June 1986 until May 1996 as a business lawyer with O'Connor, Cavanagh, Anderson, Killingsworth & Beshears, where his practice emphasized mergers and acquisitions, joint ventures, and taxation. Mr. Buchanan was associated with the international law firm of Davis Wright Tremaine from 1984 to 1986, and he was a senior staff person at Deloitte & Touche from 1982 to 1984. Mr. Buchanan is a member of the Arizona and Washington state bars and passed the certified public accounting examination in 1983.

     Carl E. Derrington has been our Chief Manufacturing Officer since May 1999. Mr. Derrington joined our company in 1986 as a Director of Research and Development. Since that time, Mr. Derrington has served as a Plant Manager from January 1986 until September 1987, a Director of Engineering from September 1987 until August 1989, a Director of Manufacturing from August 1989 until April 1996, and a Director of Manufacturing Engineering from April 1996 until April 1999.

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

     Robert T. Berube has been our Principal Accounting Officer since July 1998 and has served as our Corporate Controller since July 1990. Mr. Berube served as Chief Financial Officer of Electronic Research Associate, Inc., a manufacturing company, from July 1977 until April 1990.

     James F. Bowser has been our Vice President--New Business Development since June 1998. He has also served as our Vice President of Sales and Marketing, Vice President of Operations, Director of Sales, and Senior Vice President of Marketing and New Product Development at various times since August 1990. From 1985 until August 1990, Mr. Bowser worked for National Computer Systems, a producer of hardware and software for the financial and educational market sectors, as Vice President and General Manager, Financial Systems Division, and as Vice President of Operations.

     Charles K. Rahrig has been our Vice President--Design Engineering since September 1998. He joined our company in July 1996 as our Director of Program Management. From 1979 until 1996, Mr. Rahrig held a variety of technical and management posts at Honeywell, Inc., including Engineering Section Head from 1988 until 1992 and Engineering Department Manager from 1992 until his departure in 1996.

     Dan J. Schott has been our Vice President--Research and Development since July 1996. From January 1994 until July 1996, he served as our Vice President of Technology. From 1988 to January 1994, Mr. Schott was an Associate Director with Honeywell Inc., where his responsibilities included flat panel display research and development. From 1981 until 1987, Mr. Schott held various engineering management and program management positions with Sperry Rand Corp.

     Elizabeth A. Sharp has been our Vice President--Corporate Relations since April 1996. Ms. Sharp served as our Director of Human Resources from May 1992 until April 1996, as our Corporate Administrator from April 1988 until May 1992, as our Personnel Manager from April 1987 until April 1988, and as our Administrative Assistant to the President and Chief Financial Officer from May 1986 until April 1987.

     David C. Malmberg has been a director of our company since April 1993 and Chairman of the Board since April 1999. Mr. Malmberg is a private investor and management consultant. Before resigning in May 1994, Mr. Malmberg spent 22 years at National Computer Systems, including 13 years as its President and Chief Operating Officer. Mr. Malmberg serves as the Chairman of the Board of National City Bancorporation and is a member of the boards of directors of PPT/Vision, Inc., and Fieldworks, Inc., all publicly held companies. He also serves on the board of directors of Concerted Technology, Inc., and the Board of Trustees for Mankato State University.

     Kenneth M. Julien has been a director of our company since October 1996. Mr. Julien has served as President and a director of Julien Aerospace Systems, Inc., an aerospace parts supplier, since November 1996 and as Managing Director of Julien Investments LLC, a real estate development and lending company, since August 1994. Mr. Julien served as our Executive Vice President and Chief Operating Officer from August 1992 to April 1993; as Vice President, Chief Financial Officer, and Secretary of our company or one of our predecessors from May 1988 to August 1992; and as a director of our company or one of its predecessors from July 1987 to May 1990. Mr. Julien served as a Vice President and Chief Financial Officer of Cerprobe Corporation, a publicly held company engaged in the business of designing, manufacturing, and marketing semiconductor test equipment, from October 1983 to May 1988. Mr. Julien also served as a director of Cerprobe from February 1988 to June 1988.

     Gary R. Long has been a director of our company since October 1996. Mr. Long served as President and Chief Executive Officer of CalComp Technology, Inc., a computer peripherals company, from January 1994 until his retirement in February 1997. Mr. Long served as Senior Vice President and General Manager of CalComp's Digitizer Products Division in Scottsdale, Arizona, from 1980 to January 1994. Prior to 1980, Mr. Long served as Vice President of Operations for Talos Systems, which designed and manufactured digitizers for the computer graphics industry.

     Thomas H. Werner has been a director of our company since March 1999. Mr. Werner has served as Vice President and General Manager for the LAN Connectivity Division of 3Com Corporation since

October 1998. From January 1996 until September 1998, Mr. Werner was Vice President of the Manufacturing Personal Communication Division of U.S. Robotics, which 3Com Corporation acquired in June 1997. Mr. Werner also served in various positions at Oak Frequency Control, a manufacturer of telecommunications components, most recently as President of the Networks Group, from February 1994 until January 1996.

     Directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified. Officers serve at the pleasure of the board of directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock on September 27, 1999 by (1) each of our directors and executive officers, (2) all our directors and executive officers as a group,
(3) each person known by us to own more than 5% of our common stock, and (4) the selling stockholder. Each of the principal and selling stockholders may be reached through us at 1600 North Desert Drive, Tempe, Arizona 85281.

                                                    SHARES BENEFICIALLY
                                                       OWNED PRIOR TO                      SHARES BENEFICIALLY
                                                          OFFERING         SHARES BEING    OWNED AFTER OFFERING
                                                   ----------------------  OFFERED FOR    ----------------------
NAME OF BENEFICIAL OWNER                           NUMBER(1)   PERCENT(2)      SALE       NUMBER(1)   PERCENT(2)
-------------------------------------------------  ---------   ----------  ------------   ---------   ----------
DIRECTORS AND EXECUTIVE OFFICERS:
Jack L. Saltich..................................     2,000        *              --         2,000        *
Jeffrey D. Buchanan(3)...........................    69,340        *              --        69,340        *
Carl E. Derrington(4)............................    36,200        *              --        36,200        *
Dan J. Schott(5).................................    38,000        *              --        38,000        *
Robert T. Berube(6)..............................     5,150        *              --         5,150        *
David C. Malmberg(7).............................    28,298        *              --        28,298        *
Kenneth M. Julien(8).............................     5,164        *              --         5,164        *
Gary R. Long(9)..................................     8,798        *              --         8,798        *
Thomas H. Werner(10).............................     1,589        *              --         1,589        *
All directors and executive officers as a group
  (nine persons).................................   194,539      2.7%             --       194,539       2.1%
SELLING STOCKHOLDER:
David R. Buchanan(11)............................   874,118      12.4%       299,887       574,231       6.3%

------------------
  *  Less than 1% of the outstanding shares of common stock
 (1) Includes, when applicable, shares owned of record by the stockholder's minor children and spouse and by other related individuals and entities over whose shares of common stock such person has custody, voting control, or power of disposition. Also includes shares of common stock that the stockholder had the right to acquire within 60 days of September 27, 1999 by the exercise of vested stock options.
 (2) The percentages shown include the shares of common stock which the person will have the right to acquire within 60 days of September 27, 1999. In calculating the percentage of ownership, all shares of common stock which the identified person will have the right to acquire within 60 days of September 27, 1999 upon the exercise of vested stock options are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.
 (3) Includes 41,250 shares of common stock issuable upon exercise of vested stock options.
 (4) Includes 200 shares of common stock held by Mr. Derrington as custodian for his minor child.
 (5) Includes 34,000 shares of common stock issuable upon exercise of vested stock options.
 (6) Includes 3,150 shares of common stock issuable upon exercise of vested stock options.
 (7) Includes 4,291 shares of common stock issuable upon exercise of vested stock options.
 (8) Includes 1,957 shares of common stock issuable upon exercise of vested stock options.
 (9) Includes 2,291 shares of common stock issuable upon exercise of vested stock options, and 5,000 shares of common stock held by the Long Revocable Trust, Gary R. Long and Carol L. Long, Trustees.
(10) Includes 583 shares of common stock issuable upon exercise of vested stock options.
(11) Includes 50,000 shares of common stock issuable upon exercise of vested stock options. Mr. Buchanan served as Chairman of the Board from February 1990 until April 1999 and as President and Chief Executive Officer from February 1990 until July 1998 and as interim President and Chief Executive Officer from January 1999 until July 1999.

                                  UNDERWRITING

     The underwriters named below, represented by Needham & Company, Inc., ING Barings LLC, and J.C. Bradford & Co. (the Representatives), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from us the number of shares of common stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of such shares are subject to certain conditions precedent, and that the underwriters are committed to purchase all of such shares, if any are purchased.

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
Needham & Company, Inc......................................       682,000
ING Barings LLC.............................................       682,000
J.C. Bradford & Co. ........................................       341,000
A.G. Edwards & Sons, Inc. ..................................        70,000
Hambrecht & Quist LLC.......................................        70,000
Prudential Securities Incorporated..........................        70,000
William Blair & Company, L.L.C. ............................        35,000
Dain Rauscher Wessels.......................................        35,000
D.A. Davidson & Co., Inc. ..................................        35,000
L.H. Friend, Weinress, Frankson & Presson, Inc. ............        35,000
Josephthal & Co. Inc. ......................................        35,000
Peacock, Hislop, Staley & Given.............................        35,000
Preferred Capital Markets, Inc. ............................        35,000
Raymond James & Associates, Inc. ...........................        35,000
Suntrust Equitable Securities Corporation...................        35,000
U.S. Bancorp Piper Jaffray Inc. ............................        35,000
Volpe Brown Whelan & Company, LLC...........................        35,000
                                                                 ---------
          Total Underwriters(17)............................     2,300,000
                                                                 =========

     The Representatives have advised us that the underwriters initially propose to offer the shares of common stock to the public on the terms set forth on the cover page of this prospectus. The underwriters may allow to selected dealers a concession of not more than $0.64 per share, and the underwriters may allow, and such dealers may reallow, a concession of not more than $0.10 per share to certain other dealers. After this offering, the offering price and other selling terms may be changed by the Representatives. We estimate that the total offering expenses, other than underwriting discounts and commissions, will be $360,000.

     We have granted an option to the underwriters, exercisable during the 30-day period after the date of this prospectus, to purchase up to 345,000 additional shares of common stock at the same price per share as the initial 2,300,000 shares to be purchased by the underwriters. To the extent that the underwriters exercise this option, each of the underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table, and we will be obligated to sell such shares to the underwriters. The underwriters may purchase such shares only to cover overallotments made in connection with this offering. If purchased, the underwriters will offer such additional shares on the same terms as those on which the 2,300,000 shares are being offered.

     Our directors and executive officers and the selling stockholder, holding in the aggregate 631,248 shares of common stock after this offering, have agreed that, for a period of 90 days after the date of this prospectus, they will not, without the prior written consent of Needham & Company, directly or indirectly sell, offer to sell or otherwise dispose of any such shares of common stock or any right to acquire such shares. In addition, we have agreed that, for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Needham & Company, issue, offer, sell, grant options to purchase, or otherwise dispose of any of our equity securities or any other securities convertible into or exchangeable for the common stock or other equity security, other than the grant of options to purchase common stock or the issuance of shares of common stock under our stock option and stock purchase plans and the issuance of shares of common stock pursuant to the exercise of outstanding options and warrants.

     The Underwriting Agreement provides that we indemnify the several underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, or will contribute to payments the underwriters may be required to make arising from these types of liabilities.

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Greenberg Traurig, P.A., Phoenix, Arizona. Certain legal matters relating to this offering will be passed upon for the underwriters by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.

                                    EXPERTS

     The audited financial statements of the Company as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

     For further information with respect to Three-Five Systems, Inc. and the common stock offered by this prospectus, we refer you to the registration statement, exhibits and schedules. A copy of the registration statement may be inspected by anyone without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; the Chicago Regional Office, Suite 1400, 500 West Madison Street, Citicorp Center, Chicago, Illinois 60661; and the New York Regional Office, Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement is also available through the SEC's Web site at the following address: http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

     - our Annual Report on Form 10-K for the year ended December 31, 1998, filed on March 15, 1999;

     - our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, filed on May 17, 1999;

     - our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed on July 29, 1999;

     - the description of our common stock contained in our registration statement on Form 8-A (Registration No. 1-4373) declared effective by the SEC on December 28, 1994, including any amendments or reports filed for the purpose of updating that description; and

     - our Proxy Statement, filed on March 19, 1999.

     Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superceded.

     You may request a copy of these filings at no cost by writing or telephoning our investor relations department at the following address and telephone number:

        Three-Five Systems, Inc.
        1600 North Desert Drive
        Tempe, Arizona 85281
        (602) 389-8600

                            THREE-FIVE SYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998
  and June 30, 1999.........................................  F-3
Consolidated Statements of Income (Loss) for the years ended
  December 31, 1996, 1997, and 1998 and the six months ended
  June 30, 1998 and 1999....................................  F-4
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1996, 1997, and 1998.............  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1997, and 1998 and the six months ended
  June 30, 1998 and 1999....................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Three-Five Systems, Inc.:

     We have audited the accompanying consolidated balance sheets of THREE-FIVE SYSTEMS, INC. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Three-Five Systems, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Phoenix, Arizona,
   January 22, 1999.

                            THREE-FIVE SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  DECEMBER 31,
                                                              --------------------       JUNE 30,
                                                               1997         1998           1999
                                                              -------      -------      -----------
                                                                                        (UNAUDITED)
                           ASSETS
Current Assets:
     Cash and cash equivalents (Note 2).....................  $16,371      $ 4,946        $ 5,777
     Accounts receivable, net...............................   12,540       18,601         24,590
     Inventories, net (Note 2)..............................    8,255       12,493         15,249
     Deferred tax asset (Note 5)............................    4,311        2,680          2,649
     Other current assets...................................    1,228        2,313          1,952
                                                              -------      -------        -------
          Total current assets..............................   42,705       41,033         50,217
Property, Plant and Equipment, net (Note 2).................   29,847       33,314         35,830
Other Assets................................................      283        3,557          3,536
                                                              -------      -------        -------
                                                              $72,835      $77,904        $89,583
                                                              =======      =======        =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Accounts payable.......................................  $ 8,513      $10,649        $17,305
     Accrued liabilities (Note 2)...........................    5,079        4,673          4,461
     Current taxes payable (Note 5).........................       --          235             18
     Current portion of long-term debt (Note 3).............       --          651          6,461
                                                              -------      -------        -------
          Total current liabilities.........................   13,592       16,208         28,245
                                                              -------      -------        -------
Long-term Debt (Note 3).....................................       --        7,444          6,634
                                                              -------      -------        -------
Deferred tax liability (Note 5).............................    2,718        3,156          3,104
                                                              -------      -------        -------
Commitments and contingencies (Note 6)
Stockholders' Equity (Note 4):
     Preferred stock, $.01 par value; 1,000,000 shares
      authorized............................................       --           --             --
     Common stock, $.01 par value; 15,000,000 shares
      authorized, 7,928,023 shares issued, 7,905,523 shares
      outstanding at December 31, 1997; 7,974,901 shares
      issued, 7,005,107 shares outstanding at December 31,
      1998..................................................       79           80             80
     Additional paid-in capital.............................   32,420       32,484         32,545
     Retained earnings......................................   24,259       26,849         27,247
     Cumulative translation adjustment (Note 2).............       20            8             10
     Less--Treasury stock, at cost (969,794 shares).........     (253)      (8,325)        (8,282)
                                                              -------      -------        -------
          Total stockholders' equity........................   56,525       51,096         51,600
                                                              -------      -------        -------
                                                              $72,835      $77,904        $89,583
                                                              =======      =======        =======

   The accompanying notes are an integral part of these consolidated balance sheets.

                            THREE-FIVE SYSTEMS, INC.

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        YEARS ENDED                   SIX MONTHS ENDED
                                                        DECEMBER 31,                      JUNE 30,
                                            ------------------------------------   -----------------------
                                               1996         1997         1998         1998         1999
                                            ----------   ----------   ----------   ----------   ----------
                                                                                         (UNAUDITED)
Net Sales (Note 7)........................  $   60,713   $   84,642   $   95,047   $   41,161   $   54,644
                                            ----------   ----------   ----------   ----------   ----------
Costs and Expenses:
     Cost of sales........................      58,321       64,760       76,149       30,782       45,294
     Selling, general and
       administrative.....................       5,351        6,557        7,334        3,434        4,942
     Research and technology..............       4,065        5,106        7,159        3,593        3,829
                                            ----------   ----------   ----------   ----------   ----------
                                                67,737       76,423       90,642       37,809       54,065
                                            ----------   ----------   ----------   ----------   ----------
     Operating income (loss)..............      (7,024)       8,219        4,405        3,352          579
                                            ----------   ----------   ----------   ----------   ----------
Other Income (Expense):
     Interest, net........................         412          548           75          322         (366)
     Other, net...........................        (139)        (190)        (117)         (23)         (33)
                                            ----------   ----------   ----------   ----------   ----------
                                                   273          358          (42)         299         (399)
                                            ----------   ----------   ----------   ----------   ----------
Income (loss) before provision for
  (benefit from) income taxes.............      (6,751)       8,577        4,363        3,651          180
  Provision for (benefit from) income
     taxes (Note 5).......................      (2,920)       3,334        1,773        1,533         (218)
                                            ----------   ----------   ----------   ----------   ----------
Net income (loss).........................  $   (3,831)  $    5,243   $    2,590   $    2,118   $      398
                                            ==========   ==========   ==========   ==========   ==========
Earnings (Loss) Per Common Share (Note 2):
     Basic................................  $    (0.49)  $     0.67   $     0.34   $     0.27   $     0.06
                                            ==========   ==========   ==========   ==========   ==========
     Diluted..............................  $    (0.49)  $     0.65   $     0.33   $     0.26   $     0.06
                                            ==========   ==========   ==========   ==========   ==========
Weighted Average Number of Common Shares:
     Basic................................   7,767,744    7,854,053    7,638,631    7,913,107    7,015,230
                                            ==========   ==========   ==========   ==========   ==========
     Diluted..............................   7,767,744    8,089,975    7,802,041    8,141,307    7,119,508
                                            ==========   ==========   ==========   ==========   ==========

 The accompanying notes are an integral part of these consolidated statements.

                            THREE-FIVE SYSTEMS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                 COMMON STOCK
                              ------------------   ADDITIONAL                         CUMULATIVE        TOTAL
                               SHARES               PAID-IN     RETAINED   TREASURY   TRANSLATION   STOCKHOLDERS'   COMPREHENSIVE
                               ISSUED     AMOUNT    CAPITAL     EARNINGS    STOCK     ADJUSTMENT       EQUITY          INCOME
                              ---------   ------   ----------   --------   --------   -----------   -------------   -------------
BALANCE, DECEMBER 31,
  1995......................  7,735,745    $77      $32,286     $22,847    $    --       $ 14          $55,224
Net loss....................         --     --           --      (3,831)        --         --           (3,831)        $(3,831)
Other comprehensive income
    Foreign currency
      translation
      adjustments...........         --     --           --          --         --         --               --              --
                                                                                                                       -------
    Comprehensive income....         --     --           --          --         --         --               --         $(3,831)
                                                                                                                       =======
Stock options exercised.....     44,084      1           11          --         --         --               12
Tax benefit from early
  disposition of incentive
  stock options.............         --     --           32          --         --         --               32
Purchase of treasury
  stock.....................         --     --           --          --       (253)        --             (253)
                              ---------    ---      -------     -------    -------       ----          -------
BALANCE, DECEMBER 31,
  1996......................  7,779,829     78       32,329      19,016       (253)        14           51,184
Net income..................         --     --           --       5,243         --         --            5,243         $ 5,243
Other comprehensive income
    Foreign currency
      translation
      adjustments...........         --     --           --          --         --          6                6               6
                                                                                                                       -------
    Comprehensive income....         --     --           --          --         --         --               --         $ 5,249
                                                                                                                       =======
Stock options exercised.....    148,194      1           50          --         --         --               51
Tax benefit from early
  disposition of incentive
  stock options.............         --     --           41          --         --         --               41
                              ---------    ---      -------     -------    -------       ----          -------
BALANCE, DECEMBER 31,
  1997......................  7,928,023     79       32,420      24,259       (253)        20           56,525
Net income..................         --     --           --       2,590         --         --            2,590         $ 2,590
Other comprehensive income
    Foreign currency
      translation
      adjustments...........         --     --           --          --         --        (12)             (12)            (12)
                                                                                                                       -------
    Comprehensive income....         --     --           --          --         --         --               --         $ 2,578
                                                                                                                       =======
Stock options exercised.....     46,878      1           64          --         --         --               65
Purchase of treasury
  stock.....................         --     --           --          --     (8,072)        --           (8,072)
                              ---------    ---      -------     -------    -------       ----          -------
BALANCE, DECEMBER 31,
  1998......................  7,974,901    $80      $32,484     $26,849    $(8,325)      $  8          $51,096
                              =========    ===      =======     =======    =======       ====          =======

 The accompanying notes are an integral part of these consolidated statements.

                            THREE-FIVE SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                      YEARS ENDED             SIX MONTHS ENDED
                                                                      DECEMBER 31,                JUNE 30,
                                                              ----------------------------   ------------------
                                                               1996      1997       1998       1998      1999
                                                              -------   -------   --------   --------   -------
                                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...........................................  $(3,831)  $ 5,243   $  2,590   $  2,118   $   398
Adjustments to reconcile net income (loss) to net cash (used
  in) provided by operating activities by operating
  activities
  Depreciation and amortization.............................    3,551     4,135      4,693      2,178     2,605
  Provision for (reduction of) accounts receivable valuation
    reserves................................................       47       (69)       (64)       (15)      117
  Provision for (reduction of) inventory valuation
    reserves................................................    4,015    (2,473)    (3,184)      (803)    1,561
  Loss on disposal of assets................................       12         2         --         --        --
  Changes in assets and liabilities:
    (Increase) decrease in accounts receivable..............    2,469    (5,641)    (5,997)    (1,794)   (6,106)
    (Increase) decrease in inventories......................    5,082    (1,176)    (1,054)   (13,341)   (4,316)
    (Increase) decrease in other assets.....................   (1,070)      505     (1,425)      (153)      363
    Increase in accounts payable and accrued liabilities....    4,296     4,778      1,730      7,917     6,443
    Increase (decrease) in taxes payable, net...............   (2,358)    1,461      2,649      1,851      (238)
                                                              -------   -------   --------   --------   -------
      Net cash (used in) provided by operating activities...   12,213     6,765        (62)    (2,042)      827
                                                              -------   -------   --------   --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment...................     (948)   (3,050)    (8,119)    (4,880)   (5,102)
Proceeds from sale of property, plant and equipment.........        5        19         --         --        --
Investment in Siliscape, Inc................................       --        --     (3,320)    (2,420)       --
                                                              -------   -------   --------   --------   -------
      Net cash used in investing activities.................     (943)   (3,031)   (11,439)    (7,300)   (5,102)
                                                              -------   -------   --------   --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from (payments on) notes payable to banks......   (3,000)       --      8,095         --     5,000
Stock options exercised.....................................       12        51         65         48        61
Purchase of treasury stock..................................     (253)       --     (8,072)        22        43
                                                              -------   -------   --------   --------   -------
      Net cash provided by (used in) financing activities...   (3,241)       51         88         70     5,104
                                                              -------   -------   --------   --------   -------
Effect of exchange rate changes on cash.....................       --         6        (12)       (14)        2
                                                              -------   -------   --------   --------   -------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS........    8,029     3,791    (11,425)    (9,286)      831
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR................    4,551    12,580     16,371     16,371     4,946
                                                              -------   -------   --------   --------   -------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $12,580   $16,371   $  4,946   $  7,085   $ 5,777
                                                              =======   =======   ========   ========   =======
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid...............................................  $    60   $     4   $    364
                                                              =======   =======   ========
Income taxes paid...........................................  $ 1,832   $ 1,973   $    992
                                                              =======   =======   ========

 The accompanying notes are an integral part of these consolidated statements.

                            THREE-FIVE SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              DECEMBER 31, 1996, 1997, AND 1998 AND JUNE 30, 1999

(1)  ORGANIZATION AND OPERATIONS:

     Three-Five Systems, Inc. (the Company) offers advanced design and manufacturing services to a wide range of original equipment manufacturers
(OEMs). Most of the Company's sales consist of custom display modules developed in close collaboration with its customers. Devices designed and manufactured by the Company find application in communication devices as well as in office, industrial, medical and commercial electronics products. The Company currently specializes in liquid crystal display (LCD) components and technology in providing its design and manufacturing services for its customers. The Company markets its services primarily in North America, Europe, and Asia through direct technical sales persons and, to a much lesser extent, through an independent sales and distribution network.

     The Company currently conducts manufacturing operations in Tempe, Arizona; Manila, the Philippines; and Beijing, China. The Company believes that the Arizona facility has the largest fully automated LCD glass production capacity outside of Asia. High-volume LCD module manufacturing is done in Manila, the Philippines and Beijing, China. In Manila, a third-party subcontractor operates the facility under a sub-assembly agreement with the Company utilizing equipment, processes, and documentation owned by the Company. The sub-assembly agreement has a current term extending through December 31, 1999, and from year to year thereafter, but may be terminated by either party upon 180 days written notice. The termination of or the inability of the Company to obtain products pursuant to the sub-assembly agreement, even for a relatively short period, would have a material adverse effect on the operations and profitability of the Company. Since December 1994, the Company has made advances totaling approximately $2.2 million to the subcontractor to help the subcontractor meet its working capital needs. As of December 31, 1998, the subcontractor has repaid $2.0 million of these advances. The amounts payable to the subcontractor more than exceeded the $205,000 advances outstanding at December 31, 1998. These advances are secured by future payments for subcontracting services to be provided to the Company. The Company commenced manufacturing operations in China during 1998. The China facility is a high-volume LCD module manufacturing facility similar to the Company's facility in Manila. The Company initially leased a facility in Beijing on a temporary basis, which expires in mid-1999, and the Company commenced manufacturing operations in that temporary facility in the second quarter of 1998. The Company has begun construction of its own facility in Beijing and expects to move into the new facility in the middle of 1999. Any significant delay in the construction of the permanent facility could result in the temporary shutdown of the China manufacturing operations.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Consolidation and Preparation of Financial Statements

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions have been eliminated.

  Unaudited interim results

     The accompanying interim consolidated financial statements as of June 30, 1999, and for the six months ended June 30, 1998 and 1999, together with the related notes, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and its cash flows as of June 30, 1999 and for the six months ended June 30, 1998 and 1999. The results for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the year ending December 31, 1999.

                            THREE-FIVE SYSTEMS, INC.

     Three-Five Systems Limited (Limited), a wholly-owned subsidiary of the Company, is incorporated in the United Kingdom. Limited sells and distributes the Company's products to customers on the European continent.

     Three-Five Systems Pacific, Inc. (Pacific), a Philippines corporation, procures supplies primarily from Philippine vendors. Pacific also manages and assists production personnel of the third-party subcontractor that operates the facility in the Philippines.

     During the first quarter of 1998, the Company formed a wholly-owned subsidiary in China, Three-Five Systems (Beijing) Co., Ltd. (Beijing). Beijing manufactures and sells the Company's products to customers primarily located in Asia.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

     The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of amounts that would be realized in a current market exchange. The carrying values of cash, accounts receivable, and accounts payable approximate fair value due to the short maturities of these instruments. In addition, the carrying amount on the outstanding revolving line of credit facility is estimated to approximate fair value as the actual interest rate is consistent with rates estimated to be currently available for debt with similar terms and remaining maturities.

  Cash and Cash Equivalents

     For purposes of the statements of cash flows, all highly liquid investments with a maturity of three months or less at the time of purchase are considered to be cash equivalents. Cash equivalents consist of investments in commercial paper, marketable debt securities, money market mutual funds, and United States government agencies' obligations and are classified as held-to-maturity in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Cash equivalents were $12,886,000 and $1,992,000 at December 31, 1997 and December 31, 1998, respectively.

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or net realizable value. Reserves are established against Company-owned inventories for excess, slow-moving, and obsolete items and for items where the net realizable value is less than cost. The reserve for obsolete inventory totaled $4,309,000 and $1,125,000 at December 31, 1997 and December 31, 1998, respectively.

                            THREE-FIVE SYSTEMS, INC.

     Inventories consist of the following (in thousands):

                                                          DECEMBER 31,
                                                        ----------------    JUNE 30,
                                                         1997     1998        1999
                                                        ------   -------   -----------
                                                                           (UNAUDITED)
Raw Materials.........................................  $6,052   $ 9,367     $10,800
Work-in-process.......................................   1,195     1,459       2,322
Finished goods........................................   1,008     1,667       2,127
                                                        ------   -------     -------
                                                        $8,255   $12,493     $15,249
                                                        ======   =======     =======

  Property, Plant and Equipment

     Property, plant and equipment is recorded at cost and generally is depreciated using the straight-line method over the estimated useful lives of the respective assets, which range from 3 to 39 years. During 1996, the Company placed into service a high-volume LCD manufacturing line in its Tempe, Arizona manufacturing facility. The Company is depreciating the LCD manufacturing line using the units of production method. Depreciation expense recorded using this method may be subject to significant fluctuation from year to year resulting from changes in actual production levels and ongoing analysis of the capacity of the equipment. Property, plant and equipment consist of the following (in thousands):

                                                       DECEMBER 31,
                                                   --------------------     JUNE 30,
                                                     1997        1998         1999
                                                   --------    --------    -----------
                                                                           (UNAUDITED)
Building and improvements........................  $ 10,431    $ 13,031     $ 15,997
Furniture and equipment..........................    31,804      37,324       39,459
                                                   --------    --------     --------
                                                     42,235      50,355       55,456
Less accumulated depreciation....................   (12,388)    (17,041)     (19,626)
                                                   --------    --------     --------
                                                   $ 29,847    $ 33,314     $ 35,830
                                                   ========    ========     ========

     The Company utilizes a significant portion of the high-volume LCD manufacturing line facility to produce a substantial portion of its own requirements for LCDs. The successful utilization of the LCD manufacturing line requires the Company to (i) produce LCDs on a timely and cost-effective basis at quality levels at least equal to product available from independent suppliers and (ii) utilize the LCDs it produces in devices it designs and manufactures in a manner satisfactory to its customers. Although management believes that the manufacturing facility will be successfully utilized, no assurance can be given that the Company will not experience problems or delays in conducting its LCD manufacturing operations. Such problems could require the Company to continue to purchase its LCD requirements from third parties and result in the inability of the Company to recover its investment in the manufacturing facility.

     During 1996, the Company entered into a transaction, in which it conveyed its Tempe, Arizona facility and certain improvements to the City of Tempe as consideration for a rent-free 75-year lease. The Company has the option to repurchase the facility for $1,000 after ten years; therefore, the lease is accounted for as a capital lease.

  Accrued Liabilities

     Accrued liabilities include accrued compensation of approximately $1,675,000 and $975,000 at December 31, 1997 and 1998, respectively.

                            THREE-FIVE SYSTEMS, INC.

  Foreign Currency Translation

     Financial information relating to the Company's foreign subsidiaries is reported in accordance with SFAS No. 52, Foreign Currency Translation. The functional currency of each of Pacific and Limited is the same as the local currency. The gain or loss resulting from the translation of these two subsidiaries' financial statements has been included as a separate component of stockholders' equity.

     The functional currency of Beijing is the U.S. dollar. Beijing, however, maintains its books and records in the Renminbi. Therefore, the Company utilizes the remeasurement method of foreign currency translation when Beijing is consolidated. Any resulting remeasurement gain or loss is reported in the Company's consolidated statements of operations.

     The net foreign currency transaction loss in 1996, 1997, and 1998 was $46,000, $183,000, and $177,000, respectively, and has been included in other expenses in the accompanying statements of income (loss).

  Revenue Recognition

     The Company recognizes revenue upon shipment. The Company provides reserves for uncollectible accounts receivable. These reserves totaled $455,000 and $431,000 at December 31, 1997 and 1998, respectively. The Company performs ongoing credit evaluations of all of its customers and considers various factors in establishing its allowance for doubtful accounts.

  Research and Technology

     Research and technology costs are expensed as incurred. The Company currently is spending research and technology dollars on several new technologies that it plans to introduce in the future. There is a risk that some or all of those technologies may not successfully make the transition from the research and development lab to cost-effective manufacturable products.

  Earnings (Loss) Per Share

     During 1997, the Company adopted SFAS No. 128, Earnings per Share. Pursuant to SFAS No. 128, basic earnings per common share are computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted earnings (loss) per common share for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1998 and 1999 are determined assuming that outstanding options were exercised at the beginning of each year or at the time of issuance, if later. No outstanding options were assumed to be exercised for purposes of calculating

                            THREE-FIVE SYSTEMS, INC.

diluted earnings per share for the year ended December 31, 1996 as their effect was anti-dilutive. Set forth below are the disclosures required pursuant to SFAS No. 128:

                                                          YEARS ENDED          SIX MONTHS ENDED
                                                         DECEMBER 31,              JUNE 30,
                                                   -------------------------   -----------------
                                                    1996      1997     1998     1998      1999
                                                   -------   ------   ------   -------   -------
                                                                                  (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Basic earnings (loss) per share:
     Income (loss) available to common
       stockholders..............................  $(3,831)  $5,243   $2,590   $2,118    $  398
                                                   -------   ------   ------   ------    ------
     Weighted average common shares..............    7,768    7,854    7,639    7,913     7,015
                                                   -------   ------   ------   ------    ------
          Basis per share amount.................  $ (0.49)  $ 0.67   $ 0.34   $ 0.27    $ 0.06
                                                   =======   ======   ======   ======    ======
Diluted earnings (loss) per share:
     Income (loss) available to common
       stockholders..............................  $(3,831)  $5,243   $2,590   $2,118    $  398
                                                   -------   ------   ------   ------    ------
     Weighted average common shares..............    7,768    7,854    7,639    7,913     7,015
     Options assumed exercised...................       --      236      163      228       105
                                                   -------   ------   ------   ------    ------
     Total common shares plus assumed
       exercises.................................    7,768    8,090    7,802    8,141     7,120
                                                   -------   ------   ------   ------    ------
          Diluted per share amount...............  $ (0.49)  $ 0.65   $ 0.33   $ 0.26    $ 0.06
                                                   =======   ======   ======   ======    ======

  Recently Adopted Accounting Standards

     In 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distribution to owners, in a financial statement for the period in which they are recognized. The Company has chosen to disclose Comprehensive Income, which encompasses net income and foreign currency translation adjustments, in the Consolidated Statement of Shareholder's Equity. Prior years have been restated to conform to the SFAS No. 130 requirements.

     Comprehensive Income (unaudited) was $2.1 million and $400,000 for the six month periods ended June 30, 1998 and 1999, respectively.

     In 1998, the Company also adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information. The new rules establish revised standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. The Company adopted SFAS No. 131 and all of the required disclosures (Note 7).

                            THREE-FIVE SYSTEMS, INC.

(3)  LONG-TERM DEBT:

     Long-term debt consists of the following (in thousands):

                                                          DECEMBER 31,
                                                       -------------------    JUNE 30,
                                                         1997       1998        1999
                                                       --------   --------   -----------
                                                                             (UNAUDITED)
$15.0 million revolving line of credit, interest due
  monthly at the bank's prime rate (7.75% at December
  31, 1998) or at the LIBOR base rate (5.064% at
  December 31, 1998) plus 1.75%, unpaid balance due
  May 22, 2000, secured by all assets other than real
  property...........................................  $     --   $     --    $  5,000
$10.0 million revolving line of credit/term loan,
  interest due monthly at the bank's prime rate or at
  the LIBOR base rate plus 2.375%, unpaid balance due
  August 5, 2004, secured by all assets other than
  real property......................................        --      8,095       8,095
$350,000 United Kingdom credit facility, interest due
  quarterly at the bank's base rate plus 2%, unpaid
  balance due July 15, 1999, secured by United
  Kingdom accounts receivable........................        --         --          --
                                                       --------   --------    --------
                                                             --      8,095      13,095
Less current maturities..............................        --       (651)     (6,461)
                                                       --------   --------    --------
                                                       $     --   $  7,444    $  6,634
                                                       ========   ========    ========

     In November 1998, the Company entered into a new commitment from Imperial Bank and the National Bank of Canada for a $25.0 million credit facility. This new credit facility consists of (i) a $15.0 million revolving line of credit is available for general corporate needs, and (ii) a $10.0 million term loan, which provides available funds to repurchase a portion of the Company's common stock. The amount of the term loan is available for advances until August 5, 1999, followed by a five-year amortization period in which principal and interest will be payable quarterly in equal installments. Advances under the term loan will be made as either Prime Rate Advances, which accrue interest payable monthly, at the bank's prime lending rate, or as LIBOR Rate Advances which bear interest at
237.5 basis points in excess of the LIBOR Base Rate. The credit facility is secured by all of the Company's assets other than the Company's real property. The Company must apply all proceeds from the sale of any treasury stock to the outstanding principal balance of the term loan.

     The credit facility contains restrictive covenants that include, among other things, restrictions on the declaration or payment of dividends and the amount of capital expenditures. The credit facility also requires the Company to maintain a specified net worth, as defined, to maintain required debt to equity ratio, and to maintain certain other financial ratios.

     Any unpaid balance of the United Kingdom credit facility is due July 15, 2000, and is secured by United Kingdom accounts receivable.

(4)  BENEFIT PLANS:

     The Company has five stock option plans, the 1990 Stock Option Plan (1990
Plan), the 1993 Stock Option Plan (1993 Plan), the 1994 Non-Employee Directors Stock Option Plan (1994 Plan), the 1997 Stock Option Plan (1997 Plan), and 1998 Stock Option Plan (1998 Plan).

                            THREE-FIVE SYSTEMS, INC.

  1990 Stock Option Plan

     Under the 1990 Plan, there were options issued but unexercised to purchase 163,100 shares as of December 31, 1998. In conjunction with stockholder approval of the 1993 Plan, the Board terminated the 1990 Plan with respect to unissued options to purchase 85,454 shares of common stock which remained and were unissued as of the date the 1993 Plan was adopted. The exercise prices of options are determined by the plan administrator, but may not be less than 100% (110% if the option is granted to a stockholder who at the time the option is granted owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company). The 1990 Plan will remain in force through May 1, 2000.

     The expiration date, maximum number of shares purchasable, and the other provisions of the options granted under the 1990 Plan were established at the time of grant. Options were granted for terms of up to ten years and become exercisable in whole or in one or more installments at such times as were determined by the Board of Directors upon grant of the options.

  1993 Stock Option Plan

     The 1993 Plan provides for the granting of options to purchase up to 385,454 shares of the Company's common stock (which includes 85,454 shares previously reserved for issuance under the Company's 1990 Stock Option Plan), the direct granting of common stock (stock awards), the granting of stock appreciation rights (SARs) and the granting of other cash awards (cash awards; stock awards, SARs, and cash awards are collectively referred to herein as Awards). Under the 1993 Plan, options and Awards may be issued to key personnel and others providing valuable services to the Company and its subsidiaries. The options issued may be incentive stock options or nonqualified stock options. If any option or SAR terminates or expires without having been exercised in full, stock not issued under such option or SAR will again be available for grant pursuant to the 1993 Plan. There were options outstanding to acquire 360,900 shares of the Company's common stock under the 1993 Plan at December 31, 1998.

     To the extent that granted options are incentive stock options, the terms and conditions of those options must be consistent with the qualification requirement set forth in the Internal Revenue Code of 1986 (the "Code"). The expiration date, maximum number of shares purchasable, and the other provisions of the options will be established at the time of grant. Options may be granted for terms of up to ten years and become exercisable in whole or in one or more installments at such time as may be determined by the plan administrator upon grant of the options. The exercise prices of options are determined by the plan administrator, but may not be less than 100% (110% if the option is an incentive stock option granted to a stockholder who at the time the option is granted owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company) of the fair market value of the common stock at the time of the grant. The 1993 Plan will remain in force until February 24, 2003.

  1994 Non-Employee Directors Stock Option Plan

     The 1994 Plan provides for the automatic grant of stock options to non-employee directors to purchase up to 100,000 shares of the Company's common stock. Under the 1994 Plan, options to acquire 500 shares of common stock will be automatically granted to each non-employee director at the meeting of the Board of Directors held immediately after each annual meeting of stockholders, with such options to vest in a series of 12 equal and successive monthly installments commencing one month after the annual automatic grant date. In addition, each non-employee director serving on the Board of Directors on the date the 1994 Plan was approved by the Company's stockholders received an automatic grant of options to acquire 1,000 shares of common stock and each subsequent newly elected non-employee member of the Board of Directors receives an automatic grant of options to acquire 1,000 shares of common stock on the date of their first appointment or election to the Board of Directors. Those options become exercisable and

                            THREE-FIVE SYSTEMS, INC.

vest in a series of three equal and successive annual installments, with the first such installment becoming exercisable immediately after the director's second successive election to the Board of Directors (the First Vesting Date), the second installment becoming exercisable 10 months after the First Vesting Date, and the third installment becoming exercisable 22 months after the First Vesting Date (provided that the director has not ceased serving as a director prior to a vesting date). A non-employee member of the Board of Directors is not eligible to receive the 500 share automatic option grant if that option grant date is within 30 days of such non-employee member receiving the 1,000 share automatic option grant. The exercise price per share of common stock subject to options granted under the 1994 Plan will be equal to 100% of the fair market value of the Company's common stock on the date such options are granted. There were outstanding options to acquire 11,000 shares of the Company's common stock under the 1994 Plan at December 31, 1998.

1997 Stock Option Plan

     The 1997 Plan provides for the granting of nonqualified options to purchase up to 100,000 shares of the Company's common stock. Under the 1997 Plan, options may be issued to key personnel and others providing valuable services to the Company and its subsidiaries. The options issued will be nonqualified stock options and shall not be incentive stock options as defined in Section 422 of the Code. Any option that expires or terminates without having been exercised in full will again be available for grant pursuant to the 1997 Plan. There were options outstanding to acquire 38,300 shares of the Company's common stock under the 1997 Plan at December 31, 1998.

     The expiration date, maximum number of shares purchasable, and the other provisions of the options will be established at the time of grant. Options may be granted for terms of up to ten years and become exercisable in whole or in one or more installments at such time as may be determined by the plan administrator upon grant of the options. The exercise prices of the options are determined by the plan administrator, but may not be less than 100% of the fair market value of the common stock at the time of the grant. The 1997 Plan will remain in force until May 12, 2007.

1998 Stock Option Plan

     The 1998 Plan provides for the granting of incentive stock options and/or nonqualified options to purchase up to 300,000 shares of the Company's common stock. Under the 1998 Plan, options may be issued to key personnel and others providing valuable services to the Company and its subsidiaries. The options issued will be incentive stock options or nonqualified stock options as defined in Section 422 of the Code. Any option that expires or terminates without having been exercised in full will again be available for grant pursuant to the 1998 Plan. There were options outstanding to acquire 122,500 shares of the Company's common stock under the 1998 Plan at December 31, 1998.

     The expiration date, maximum number of shares purchasable, and the other provisions of the options will be established at the time of grant. Options may be granted for terms of up to ten years and become exercisable in whole or in one or more installments at such time as may be determined by the plan administrator upon grant of the options. The exercise prices of the options are determined by the plan administrator, but may not be less than 100% of the fair market value of the common stock at the time of the grant (110% if the option is an incentive stock option granted to a stockholder who at the time the option is granted owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company). The 1998 Plan will remain in force until January 28, 2008.

     Tax benefits from early disposition of common stock by optionees under the 1990 Plan and 1993 Plan and from the exercise of nonqualified options are credited to additional paid-in capital.

                            THREE-FIVE SYSTEMS, INC.

     Pursuant to the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, the Company accounts for transactions with its employees pursuant to Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1996       1997      1998
                                                          -------    ------    ------
                                                                (IN THOUSANDS,
                                                            EXCEPT PER SHARE DATA)
Net income (loss):
     As reported......................................    $(3,831)   $5,243    $2,590
     Pro forma........................................     (4,076)    4,785     1,998
Basic earnings (loss) per share:
     As reported......................................    $ (0.49)   $ 0.67    $ 0.34
     Pro forma........................................      (0.52)     0.61      0.26
Diluted earnings (loss) per share:
     As reported......................................    $ (0.49)   $ 0.65    $ 0.33
     Pro forma........................................      (0.52)     0.59      0.26

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1996, 1997, and 1998, respectively: risk-free interest rates of 6.31%, 5.45%, and 4.52%; expected dividend yields of zero; expected lives of 6.1, 6.4, and 6.6 years; and expected volatility (a measure of the amount by which a price has fluctuated or is expected to fluctuate during a period) of 61.9%, 60.0%, and 61.4%.

     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The weighted average fair value of shares exercised in 1998 was $14.03.

     A summary of the status of the Company's five stock option plans at December 31, 1996, 1997, and 1998 and changes during the years then ended, are presented in the table and narrative below:

                                            1996                  1997                  1998
                                     -------------------   -------------------   -------------------
                                                WEIGHTED              WEIGHTED              WEIGHTED
                                                AVERAGE               AVERAGE               AVERAGE
                                                EXERCISE              EXERCISE              EXERCISE
                                      SHARES     PRICE      SHARES     PRICE      SHARES     PRICE
                                     --------   --------   --------   --------   --------   --------
Outstanding at beginning of year...   539,576    $ 8.06     551,776    $ 6.92     550,970    $11.01
Granted............................   250,100     11.89     200,500     14.63     334,800     13.87
Exercised..........................   (44,900)     0.49    (162,306)     1.34     (47,020)     1.08
Expired............................  (193,000)    18.04     (39,000)    12.23    (142,950)    15.45
                                     --------              --------              --------
Outstanding at end of year.........   551,776    $ 6.92     550,970    $11.01     695,800    $12.14
                                     ========              ========              ========
Exercisable at end of year.........   294,982               165,110               226,731
                                     ========              ========              ========
Weighted average fair value of
  options granted..................              $ 7.57                $ 9.19                $10.25
                                                 ======                ======                ======

                            THREE-FIVE SYSTEMS, INC.

     The following table summarizes information about stock options outstanding at December 31, 1998:

                      OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
---------------------------------------------------------------   -------------------------
                      NUMBER           WEIGHTED                       NUMBER
                   OUTSTANDING          AVERAGE        WEIGHTED    EXERCISABLE     WEIGHTED
                        AT             REMAINING       AVERAGE          AT         AVERAGE
   RANGE OF        DECEMBER 31,       CONTRACTUAL      EXERCISE    DECEMBER 31,    EXERCISE
EXERCISE PRICES        1998              LIFE           PRICE          1998         PRICE
---------------   --------------   -----------------   --------   --------------   --------
 $ 0.25-$9.00         85,100           4.1 years        $ 2.46        63,600        $ 0.81
   9.01-20.00        588,700           7.9 years         13.14       153,799         12.85
  20.01-34.38         22,000           8.1 years         22.97         9,332         24.41
                     -------                            ------       -------        ------
                     695,800           7.5 years        $12.14       226,731        $ 9.95
                     =======                            ======       =======        ======

401(k) PROFIT SHARING PLAN

     Effective September 1, 1990, the Company adopted a profit sharing plan (401(k) Plan) pursuant to Section 401(k) of the Code. The 401(k) Plan covers substantially all full-time employees who meet the eligibility requirements and provides for a discretionary profit sharing contribution by the Company and an employee elective contribution with a discretionary Company matching provision. The Company expensed discretionary contributions pursuant to the 401(k) Plan in the amount of $65,000, $71,000, and $100,000 for the years ended December 31, 1996, 1997, and 1998, respectively.

(5)  INCOME TAXES:

     SFAS No. 109, Accounting for Income Taxes, requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

     The provision (benefit) for income taxes for the years ended December 31 consists of the following (in thousands):

                                                           1996       1997      1998
                                                          -------    ------    ------
Current, net of operating loss carryforwards and tax
  credits utilized
     Federal, net of tax benefit from early termination
       of incentive stock options.......................  $   556    $  356    $ (509)
     State..............................................       58        97       (24)
     Foreign............................................        9        71       237
                                                          -------    ------    ------
                                                              623       524      (296)
Deferred provision (benefit)............................   (3,575)    2,769     2,069
Tax benefit from early termination of incentive stock
  options, reflected in stockholders' equity............       32        41        --
                                                          -------    ------    ------
          Provision (benefit) for income taxes..........  $(2,920)   $3,334    $1,773
                                                          =======    ======    ======

     In accordance with SFAS No. 109, a tax benefit for net operating losses of approximately $102,000, $35,000, and $-0- and tax credits of approximately $938,000, $-0-, and $-0- utilized in 1996, 1997, and 1998, respectively, are included as a reduction of the current provision for income taxes in the consolidated statements of income (loss).

                            THREE-FIVE SYSTEMS, INC.

     The components of deferred taxes at December 31 are as follows (in thousands):

                                                               1997      1998
                                                              ------    ------
Net long-term deferred tax liabilities:
     Accelerated tax depreciation...........................  $2,685    $3,156
     Other..................................................      33        --
                                                              ------    ------
                                                              $2,718    $3,156
                                                              ======    ======
     Net short-term deferred tax assets:
     Inventory reserve......................................  $1,721    $  436
     Uniform capitalization.................................   1,251     1,076
     Accrued liabilities not currently deductible...........   1,080     1,022
     Allowance for doubtful accounts........................     156       156
     Tax effect of regular U.S. net operating loss
      carryforward..........................................      12        --
     Other..................................................      91       (10)
                                                              ------    ------
                                                              $4,311    $2,680
                                                              ======    ======

     A reconciliation of the U.S. federal statutory rate to the Company's effective tax rate is as follows:

                                                             1996    1997    1998
                                                             ----    ----    ----
Statutory federal rate.....................................  (34)%    34%     34%
Effect of state taxes......................................   (6)      5       3
Other......................................................   (3)     --       4
                                                             ---      --      --
                                                             (43)%    39%     41%
                                                             ===      ==      ==

-------------------------

(6)  COMMITMENTS AND CONTINGENCIES:

     In March 1995, the Company entered into a non-cancelable operating lease for its primary manufacturing facility in Manila, the Philippines. The lease expires December 31, 1999. In April 1995, the Company entered into a non-cancelable operating lease for an additional manufacturing facility in Manila, the Philippines. The lease expires March 31, 1999. The Company has an option to extend the lease for an additional year at substantially the same rates as the current lease.

     Rent expense was approximately $477,000, $793,000, and $917,000 for the years ended December 31, 1996, 1997, and 1998, respectively.

     In April 1994, the Company entered into a ground lease (with purchase options) on a 5.7 acre site in Tempe, Arizona. Annual lease payments under the ground lease, which will expire on March 31, 2069, subject to renewal and purchase options as well as termination provisions, will average approximately $100,000 over the term of the lease subject to certain escalation provisions. A design, manufacturing, and corporate headquarters facility containing approximately 97,000 square feet was completed on the land in 1995 at a cost of approximately $10.4 million.

                            THREE-FIVE SYSTEMS, INC.

     The Company's future lease commitments under the non-cancelable operating leases as of December 31, 1998 are as follows (in thousands):

1999....................................................  $  373
2000....................................................     100
2001....................................................     100
2002....................................................     100
2003....................................................     100
Thereafter..............................................   6,525
                                                          ------
                                                          $7,298
                                                          ======

     The Company is involved in certain administrative proceedings arising in the normal course of business. In the opinion of management, the Company's potential exposure under the pending administrative proceedings is adequately provided for in the accompanying financial statements.

(7)  SEGMENT INFORMATION:

     The Company offers advanced design and manufacturing services to a wide range of original equipment manufacturers (OEMs). The majority of the Company's sales are attributed to the LCD product line. The Company's products are included in end-user devices for the following product categories: communication devices, office, industrial, medical and commercial electronics.

     Management monitors and evaluates the financial performance of the Company's operations by its four operating segments located throughout the world. These segments consist of three manufacturing operations, located in the United States, China, and the Philippines, and a sales and distribution operation in the United Kingdom.

     The following operating segment information includes financial information (in thousands) for all four of the Company's operating segments. Financial information for the China operation is presented beginning from the date those operations commenced, June 1998.

                                                            UNITED    UNITED
                                                            STATES    KINGDOM    CHINA    PHILIPPINES   ELIMINATIONS    TOTAL
                                                            -------   -------   -------   -----------   ------------   -------
DECEMBER 31, 1996
Net sales.................................................  $58,709   $27,814   $    --     $1,494        $(27,304)    $60,713
Income (loss) before provision for (benefit from) income
  taxes...................................................   (6,935)      28         --         12             144      (6,751)
Provision for (benefit from) income taxes.................   (2,929)       9         --         --              --      (2,920)
Depreciation..............................................    3,375        8         --         57              --       3,440
Total assets..............................................   58,828    3,824         --        288            (371)     62,569
Capital expenditures......................................      856       42         --         50              --         948

                                                            UNITED    UNITED
                                                            STATES    KINGDOM    CHINA    PHILIPPINES   ELIMINATIONS    TOTAL
                                                            -------   -------   -------   -----------   ------------   -------
DECEMBER 31, 1997
Net sales.................................................  $83,023   $10,755   $    --     $3,107        $(12,243)    $84,642
Income before provision for income taxes..................    7,990      436         --        104              47       8,577
Provision for income taxes................................    3,263       32         --         39              --       3,334

                            THREE-FIVE SYSTEMS, INC.

                                                            UNITED    UNITED
                                                            STATES    KINGDOM    CHINA    PHILIPPINES   ELIMINATIONS    TOTAL
                                                            -------   -------   -------   -----------   ------------   -------
Depreciation..............................................    4,058       27         --          9              --       4,094
Total assets..............................................   68,039    4,896         --        354            (454)     72,835
Capital expenditures......................................    3,036       14         --         --              --       3,050

                                                            UNITED    UNITED
                                                            STATES    KINGDOM    CHINA    PHILIPPINES   ELIMINATIONS    TOTAL
                                                            -------   -------   -------   -----------   ------------   -------
DECEMBER 31, 1998
Net sales.................................................  $92,251   $33,438   $ 7,205     $3,010        $(40,857)    $95,047
Income (loss) before provision for (benefit from) income
  taxes...................................................    4,643      676       (947)        (2)             (7)      4,363
Provision for income taxes................................    1,537      209         --         27              --       1,773
Depreciation..............................................    4,408       36        168         41              --       4,653
Total assets..............................................   60,514    9,195     12,301        642          (4,748)     77,904
Capital expenditures......................................    2,809       10      5,298          2              --       8,119

                                                            UNITED    UNITED
                                                            STATES    KINGDOM    CHINA    PHILIPPINES   ELIMINATIONS    TOTAL
                                                            -------   -------   -------   -----------   ------------   -------
SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED)
Net sales.................................................  $30,070   $11,091   $    --     $   --        $     --     $41,161
Intersegment sales........................................   11,212       --         --      1,325         (12,537)         --
Income (loss) before provision for (benefit from) income
  taxes...................................................    3,636      397       (382)        37             (37)      3,651

                                                            UNITED    UNITED
                                                            STATES    KINGDOM    CHINA    PHILIPPINES   ELIMINATIONS    TOTAL
                                                            -------   -------   -------   -----------   ------------   -------
SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
Net sales.................................................  $17,483   $24,576   $12,585     $   --        $     --     $54,644
Intersegment sales........................................   33,518       --      3,839      1,595         (38,952)         --
Income (loss) before provision for (benefit from) income
  taxes...................................................     (609)     382        349         31              27         180

     Net sales are generated from the sale of LCD display devices, which are applied in several different end-use products. Total net sales by these product categories are as follows (in thousands):

                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                        --------------------------------
                                                          1996        1997        1998
                                                        --------    --------    --------
Cellular telephones and other wireless communication
  devices.............................................  $40,360     $31,415     $62,073
Office automation equipment...........................    5,979      33,528      12,658
Other.................................................   14,374      19,699      20,316
                                                        -------     -------     -------
     Total............................................  $60,713     $84,642     $95,047
                                                        =======     =======     =======

     The Company's strategy involves concentrating its efforts on providing design and production services to leading companies in a limited number of fast-growing industries. The Company has been undertaking substantial efforts to diversify its business, broaden its customer base, and expand its markets. The Company's historical major customer, that accounted for approximately 65% and 35% of the Company's net sales in 1996 and 1997, respectively, accounted for approximately 64% of the Company's net sales during 1998. This increased percentage occurred as a result of increased sales to that customer as well as decreased sales to other customers. The Company's other significant customer accounted for less than 10% of the Company's net sales during 1996. Sales to this customer were 32% of the Company's net sales during 1997 and less than 10% of the Company's net sales during 1998.

                            THREE-FIVE SYSTEMS, INC.

     The significant amount of sales to a few customers results in certain concentrations of credit risk for the Company. The Company's accounts receivable balance, including the accounts receivable of the Company's largest customers, is comprised of a large number of customers, primarily in the cellular telephone, computer hardware, and other electronic products industries. These customers are located primarily in the United States and Europe.

Inside Back Cover

Top: (Heading) World Class High-Volume Manufacturing; beneath the heading are subheadings and text, in bullet point form. The subheadings and text read, "Tempe, Arizona: LCD/microdisplay manufacturing; High-volume automated LCD manufacturing line; State of the art cleanroom facility; Design, research, and technology center; Total Quality Management; Manila, The Philippines: Display module manufacturing/assembly; ISO 9002 certified; Highly trained work force; Advanced manufacturing techniques; Capacity: approximately 14 million modules per year; Beijing, China: Display module manufacturing/assembly; Positioned for emerging growth markets; Extensive cleanroom facility; Cost effective labor; Capacity: approximately 12 million modules per year"

Right-margin: Three pictures of assembly lines from the three manufacturing facilities.

------------------------------------------------------
------------------------------------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................   1
Risk Factors..........................   5
Cautionary Statement Regarding
  Forward-Looking Statements..........   15
Use of Proceeds.......................   15
Price Range of Common Stock...........   16
Dividend Policy.......................   16
Capitalization........................   17
Selected Consolidated Financial
  Information.........................   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   20
Business..............................   31
Management............................   44
Principal and Selling Stockholders....   47
Underwriting..........................   48
Legal Matters.........................   49
Experts...............................   49
Where You Can Find More Information...   49
Incorporation of Certain Documents by
  Reference...........................   50
Index to Consolidated Financial
  Statements..........................  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
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                                2,300,000 Shares

                           [THREE-FIVE SYSTEMS LOGO]
                            ------------------------
                                   Prospectus
                               September 27, 1999

                            ------------------------
                            Needham & Company, Inc.
                                  ING Barings
                              J.C. Bradford & Co.
------------------------------------------------------
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